UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITITES ACT OF 1933

SONASOFT CORP.
(Exact name of issuer as specified in its charter)

California	**7372**	**51-0439[illegible]**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131
408-708-4000
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Nand (Andy) Khanna
President and Chief Executive Officer
2150 Trade Zone Blvd, Suite 203,
San Jose, CA 95131
(408) 927-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications, including communications sent to agent for service, should be sent to:

Gregg E. Jaclin, Esq.
Anslow& Jaclin LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
Tel No.: (732) 409-1212
Fax No.: (732) 577-1188

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Issuer's Directors

Name	Business Address
Dr. Romesh K. Japra, M.D., F.A.C.C. (Chairman)	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Nand (Andy) Khanna	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Romi Randhawa	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131

Issuer's Officers

Name	Business Address
Nand (Andy) Khanna (President, CEO)	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Bilal Ahmed (Chief Technology Officer & VP of Engineering)	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Neil Kumar Khanna (VP of Client Services & Operations)	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Subhash Sachdeva (Interim CFO)	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Jim Gilmer (Secretary)	2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131

* W. Patrick Kelley Sr. (Secretary & General Counsel & Director) resigned from all of his positions on July 25, 2012, and the Board of Directors subsequently accepted his resignation.

Issuer's General Partners

Not Applicable

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of common stock beneficially owned as of August 6, 2012, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Andy Khanna President, CEO, Director	6,700,000	8.26%
Dr. Romesh K. Japra, M.D., F.A.C.C. Chairman of the Board	6,250,000	7.7%
Romi Randhawa Director	6,980,889 (2)	8.61%
Bilal Ahmed Chief Technology Officer & VP of Engineering	0	0%
Neil Kumar Khanna Vice President of Operations	1,100,000	1.36%
Jim Gilmer Secretary	275,000	.34%
Subhash Sachdeva Interim CFO	0	0%
Joseph Rapp & Ana Rapp	6,721,667	8.3%*
Garrett Rajkovich	4,220,000	5.2%

(1)The percent of class is based on 81,141,999 shares of common stock issued and outstanding as of August 6, 2012.
(2) Includes shares that Mr. Randhawa beneficially owns.

Promoters of the Issuer

The term promoter includes: i) Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or ii) Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

- To the best of our knowledge, we do not have any promoters as that term is defined in the Securities Act of 1933.

Affiliates of the Issuer

An affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

- To the best of our knowledge, we do not have any affiliates as that term is defined in the Securities Act of 1933.

Counsel to the Issuer With Respect to the Proposed Offering

Gregg E. Jaclin, Esq.
Anslow& Jaclin LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
Tel No.: (732) 409-1212
Fax No.: (732) 577-1188

Underwriters With Respect to the Proposed Offering

The term "underwriter" means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

- There will be no underwriters in connection with this proposed offering. This is a direct participation offering since our officers and directors, and not an underwriter, are offering the stock under and exemption from the broker requirements available under the securities laws.

Underwriter's Directors

Not Applicable

Underwriter's Officers

Not Applicable

Underwriter's General Partners

Not Applicable

Counsel to the Underwriter

Not Applicable

ITEM 2. Application of Rule 262

To the best of our knowledge, the issuer and any of its predecessors or any affiliated issuer:

- Has not filed a registration statement which is the subject of any pending proceeding or examination under section 8 of the Act, or has been the subject of any refusal order or stop order thereunder within 5 years prior to the filing of the offering statement required by rule 252;
- is not subject to any pending proceeding under Rule 258 of the Securities Act of 1934, as amended (the "Securities Act") or any similar section adopted under section 3(b) of the Securities Act, or to an order entered thereunder within 5 years prior to the filing of such offering statement;
- has not been convicted within 5 years prior to the filing of such offering statement of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Commission;
- is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily restraining or enjoining, or is subject to any order, judgment or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of such offering statement, permanently restraining or enjoining, such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or
- is not subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement, or is subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005. The entry of an order, judgment or decree against any affiliated entity before the affiliation with the issuer arose, if the affiliated entity is not in control of the issuer and if the affiliated entity and the issuer are not under the common control of a third party who was in control of the affiliated entity at the time of such entry does not come within the purview of this paragraph (a) of this section.

To the best of our knowledge, no director, officer or general partner of the issuer, beneficial owner of 10 percent or more of any class of Sonasoft Corp. (the "Company") equity securities, promoter of the issuer presently connected with it in any capacity, underwriter of the securities to be offered, or any partner, director or officer of any such underwriter:

- has not been convicted within 10 years prior to the filing of the offering statement required by rule 252 of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;
- is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of such offering statement, permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;
- is not subject to an order of the Commission entered pursuant to section 15(b), 15B(a), or 15B(c) of the Exchange Act, or section 203(e) or (f) of the Investment Advisers Act of 1940;
- is not suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under section 6 of the Exchange Act or a national securities association registered under section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or
- is not subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement required by rule 252, or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

To the best of our knowledge, no underwriter of such securities was an underwriter or was named as an underwriter of any securities:

- covered by any registration statement which is the subject of any pending proceeding or examination under section 8 of the Act, or is the subject of any refusal order or stop order entered thereunder within 5 years prior to the filing of the offering statement required by rule 252; or
- covered by any filing which is subject to any pending proceeding under rule 258 or any similar rule adopted under section 3(b) of the Securities Act, or to an order entered thereunder within 5 years prior to the filing of such offering statement.

As a result, no such application for a waiver of disqualification has been applied for, accepted, or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Company.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers, or salespersons.

b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: **i) New York and ii) New Jersey**

c) The securities to be offered in connection with this proposed offering shall be offered by the President, on behalf of the Company. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 29, 2011, the Company sold 2,614,200 shares of common stock to its current stockholders and employees of the Company at a price of .05 for an aggregate of $130,710. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.

On August 8, 2012, the Company issued 1,500,000 shares of common stock in exchange for services performed to two individuals.

ITEM 6. Other Present or Proposed Offerings

The issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Aside from the following, no experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

The validity of the common stock offered by this prospectus will be passed upon for us by Anslow & Jaclin, LLP, Manalapan, New Jersey.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

Date of this Preliminary Offering Circular: August ___, 2012

The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

SONASOFT CORP.
2150 Trade Zone Blvd.
Suite 203
San Jose, Ca 95131
(408) 708-4000

Type of securities offered: Common Shares
Maximum number of securities offered: 50,000,000
Minimum number of securities offered: 0
Price per security: $0.10
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $0
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? _________ %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: *State*	*State File No.*	*Effective Date*
[X]________________	________________	________________
[X]________________	________________	________________
[X]________________	________________	________________

Date of this Preliminary Offering Circular: August ___, 2012

[X]______________ ______________ ______________

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITEIS HAVE NOT BEEN RECOMMNEDED OR APPROVED BYANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF COMMON STOCK ("SHARES") HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE NEW YORK AND NEW JERSEY SECURITIES REGULATORY BODIES AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL SHARES IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NOTICE TO NEW JERSEY RESIDENTS:

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Date of this Preliminary Offering Circular: August ___, 2012

TABLE OF CONTENTS

This Offering Circular, together with Financial Statements and other Attachments, consists of total of **81** pages.

THE COMPANY

1. Exact corporate name: Sonasoft Corp.
State and date of incorporation: California — December 18, 2002
Street address of principal office: 2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Company Telephone Number: (408) 708-4000
Fiscal year: December, 31 (month) (day)
Person(s) to contact at Company with respect to offering: Nand (Andy) Khanna
Telephone Number (if different from above): same

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risks Related to Our Business

1. **WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL AND THE LOSS OF THEIR SERVICES COULD ADVERSELY AFFECT OUR BUSINESS.**

We place substantial reliance upon the efforts and abilities of our executive officers. The loss of the services of any of our executive officers could have a material adverse effect on our business, operations, revenues or prospects. We currently have employment agreements with our officers, however we do not have non-compete agreements with any of our officers. We do not maintain key man life insurance on the lives of these individuals.

2. **WE NEED TO MANAGE GROWTH IN OPERATIONS TO MAXIMIZE OUR POTENTIAL GROWTH AND ACHIEVE OUR EXPECTED REVENUES AND OUR FAILURE TO MANAGE GROWTH WILL CAUSE A DISRUPTION OF OUR OPERATIONS RESULTING IN THE FAILURE TO GENERATE REVENUE.**

In order to maximize potential growth in our current and potential markets, we believe that we must expand our sales efforts and marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

3. **WE MAY INCUR SIGNIFICANT COSTS TO ENSURE COMPLIANCE WITH U.S. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS.**

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

4. **WE MAY NEVER ISSUE DIVIDENDS.**

We did not declare any dividends for the year ended December 31, 2011 and have not declared any dividends to date in 2012. Our board of directors does not intend to distribute dividends in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

5. **FUTURE ACQUISITIONS MAY HAVE AN ADVERSE EFFECT ON OUR ABILITY TO MANAGE OUR BUSINESS.**

If we are presented with appropriate opportunities, we may acquire complementary technologies or companies. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

Risks Related to Our Industry

6. **OUR ABILITY TO CONTINUE TO DEVELOP AND EXPAND OUR PRODUCT OFFERINGS TO ADDRESS EMERGING BUSINESS DEMANDS AND TECHNOLOGICAL TRENDS WILL IMPACT OUR FUTURE GROWTH. IF WE ARE NOT SUCCESSFUL IN MEETING THESE BUSINESS CHALLENGES, OUR RESULTS OF OPERATIONS AND CASH FLOWS WILL BE MATERIALLY AND ADVERSELY AFFECTED.**

Our ability to implement solutions for our customers incorporating new developments and improvements in technology which translate into productivity improvements for our customers and to develop product offerings that meet the current and prospective customers' needs are critical to our success. The markets we serve are highly competitive. Our competitors may develop solutions or services which make our offerings obsolete. Our ability to develop and implement up to date solutions utilizing new technologies which meet evolving customer needs in backup and disaster recovery solutions will impact our future revenue growth and earnings.

7. **OUR PRIMARY MARKET CONSISTS OF SMALL TO MEDIUM BUSINESSES WITH INFORMATION TECHNOLOGY NEEDS THAT CAN BE SERVICED BY US IS A HIGHLY COMPETITIVE MARKET. IF WE ARE UNABLE TO COMPETE IN THIS HIGHLY COMPETITIVE MARKET, OUR RESULTS OF OPERATIONS WILL BE MATERIALLY AND ADVERSELY AFFECTED.**

Our competitors include large, technically competent and well capitalized companies. As a result, the markets which we serve are highly competitive. This competition may place downward pressure on operating margins in our industry. As a result, we may not be able to maintain our current operating margins for our product offerings in the future.

Any reductions in margins will require that we effectively manage our cost structure. If we fail to effectively manage our cost structure during periods with declining margins, our results of operations will be adversely affected.

8. **THE BACKUP, RECOVERY AND ARCHIVING SOFTWARE MARKET IS HIGHLY COMPETITIVE AND FRAGMENTED, WHICH MEANS THAT OUR CUSTOMERS HAVE A NUMBER OF CHOICES FOR PROVIDERS OF SERVICES AND PRODUCTS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.**

The market for our products is highly competitive. The market is fragmented, there are a wide variety of product offerings with different capabilities, and no company holds a dominant position. Consequently, our competition for clients varies significantly Most of our competitors are larger and have greater technical, financial, and marketing resources and greater name recognition than we have in the markets we collectively serve. In addition, clients may elect to increase their internal IT systems resources to satisfy their backup/disaster recovery needs.

9. **CHANGES IN GOVERNMENT REGULATIONS AND LAWS AFFECTING THE IT INDUSTRY, INCLUDING ACCOUNTING PRINCIPLES AND INTERPRETATIONS AND THE TAXATION OF DOMESTIC AND FOREIGN OPERATIONS, COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.**

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations which, in many instances, is due to their lack of specificity. As a result, the application of these new standards and regulations in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure.

As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent auditors' audit of that assessment has required the commitment of significant internal, financial and managerial resources.

The Financial Accounting Standards Board, SEC or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that we presently apply to our financial results. Such new accounting rules or standards could require significant changes from the way we currently report our financial condition, results of operations or cash flows.
U.S. generally accepted accounting principles have been the subject of frequent interpretations. As a result of the enactment of the Sarbanes-Oxley Act of 2002 and the review of accounting policies by the SEC as well as by national and international accounting standards bodies, the frequency of future accounting policy changes may accelerate. Such future changes in financial accounting standards may have a significant effect on our reported results of operations, including results of transactions entered into before the effective date of the changes.

We are subject to income taxes in the United States. Our provision for income taxes and our tax liability in the future could be adversely affected by numerous factors including, but not limited to, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws, regulations, accounting principles or interpretations thereof, which could adversely impact our financial condition, results of operations and cash flows in future periods.

Risks Related to Our Common Stock

10. YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT SINCE THERE IS NO ASSURANCE THAT A PUBLIC MARKET WILL DEVELOP FOR OUR COMMON STOCK OR THAT OUR COMMON STOCK WILL EVER BE APPROVED FOR TRADING ON A RECOGNIZED EXCHANGE.

There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we intend to seek a market maker to apply for a quotation on the OTC BB in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system. We cannot assure you that a market maker will agree to file the necessary documents with the OTC BB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate its investment, which will result in the loss of your investment.

11. THE OFFERING PRICE OF THE SHARES WAS ARBITRARILY DETERMINED, AND THEREFORE SHOULD NOT BE USED AS AN INDICATOR OF THE FUTURE MARKET PRICE OF THE SECURITIES. THEREFORE, THE OFFERING PRICE BEARS NO RELATIONSHIP TO THE ACTUAL VALUE OF THE COMPANY, AND MAY MAKE OUR SHARES DIFFICULT TO SELL.

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.10 for the shares of common stock was arbitrarily determined. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price is not an indication of and is not based upon our actual value. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

12. "PENNY STOCK" RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT

Trading in our securities will be subject to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission's regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

- Make a suitability determination prior to selling a penny stock to the purchaser;
- Receive the purchaser's written consent to the transaction; and
- Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Sonasoft was incorporated in the State of California in 2002 for the purpose of providing data protection, high availability and disaster recovery for Microsoft Exchange, SQL and Windows servers. Designed to simplify and eliminate human error in the backup and recovery process, Sonasoft solutions would be designed to centralize the management of multiple servers and provide a cost-effective turnkey disaster recovery strategy for companies of all sizes. At that time, we expected to be the only company to provide an integrated disk-to-disk backup/recovery and replication solution for Microsoft Exchange and SQL Servers. Typically, customers would have to pay three to four times more to buy multiple solutions from different vendors to obtain functionality comparable to that offered by our integrated solution.

We rounded out our product suite in 2010 with the introduction of SonaVault, an Email Archiving solution, to address Corporate Compliance and eDiscovery requirements. At the present time we are primarily focused on selling the SonaVault product as today's demand for email archiving solutions is high. We have sold our products in North America, Europe and Asia by direct sales to SMB customers
.We have received awards from reputed industry trade publications including SQL server Magazine and MSExchange.org. We have been named a Gold Partner of Microsoft and work with Microsoft in our product development.

We have patent applications pending for two aspects of our functionality that are unique. These are:

- Web Enabled Exchange Server Standby Solution Using Mailbox Level Replication
- Exchange Server Standby Solution Using Mailbox Level Replication with Crossed Replication between two Exchange Servers

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

While certain improvements are planned to maintain and improve competitiveness (see Engineering Section), our products have been installed and proven by customer acceptance, our growth will hopefully stem from the sales and marketing investments supported by the current planned financing.

<u>Sonasoft 2012 Sales Strategy</u>

The present Sonasoft sales strategy has six major focal points:

Government/Education Market:

Ease of implementation and low acquisition costs make Sonasoft products attractive to increasingly budget conscious state and local governments and educational institutions. In California, alone, there are over 780 different school districts and we believe the vast majority of them have not yet adequately addressed their needs for the protection and cost benefits of email archiving We intend to leverage our base of very satisfied installed customers as references to increase sales momentum in this vertical market.

SonaVault Appliance:

SonaVault was designed from inception to be appropriate for delivery to customers as a preloaded bundled system with a hardware supplier. In April of 2012 we reached agreements with DELL, Microsoft and Avnet to create and deliver exactly this solution. Many customers will favor this approach as it may cut their installation time by more than 75% as well as reduce chances for errors in the installation process.

OEM

As a member of the Intel Enabled Solutions Acceleration Alliance, ESAA we are afforded visibility to Intel OEM partners who may have a need to further differentiate their server sales with pre-installed Recovery, Replication or Archiving software for their own branded offerings. In particular, SonaVault provides an attractive addition to existing OEMs currently selling Microsoft Exchange Server solutions, but, without email archiving. Our strategy in this market will be to sell our software based on high volume and a heavily discounted price so that these business partners can then incorporate the total package solutions they are bringing to market. This approach provides for a greater reach by us into the market at large without having to spend the sales and marketing dollars to access and serve that market. We will sell pre-paid licenses and will obtain royalties based on a specified volume over a given period of time.

Direct Sales

Even as we develop future partnerships and channel sales, management recognizes that the building blocks for such growth will have its foundation in the sales we achieve now and in the immediate future through direct customer contact. We strive to utilize this contact to maintain high customer satisfaction, recognize new trends, and gauge end user feelings about alternatives to Sonasoft. At this point in time our new sales are driven through web marketing and selective campaigns aimed at the set of vertical markets in our focus.

International Sales

We have regularly been receiving sales inquiries from customers outside the US who have found our Website through internet searching for solutions in our product categories. As a result we have installed Sonasoft products in countries ranging across Europe, Africa, the Middle East and India. To date this has been done with little effort on our part as these customers have come to us. Our growth plans do call for establishing distributors with exclusive territories in selected geographies that we feel will be productive in the future.

Customer Support

As sales continue, the need for customer support continues to grow as well. With the maintenance and support agreements that are purchased by many of our customers, Customer Support has become a revenue generating component of the company. Over the next 12 months, we plan to increase its customer support resources by:

Adding additional staff to handle the volume of support calls required to maintain customer satisfaction and services levels as per the support agreements signed between the customer and company. The customer support levels (Silver, Gold, and Platinum) that Sonasoft offers are as follows in the customer support matrix listed below:

Customer Support Service Levels are Silver, Gold, and Platinum

Support Feature	Silver	Gold	Platinum
Phone Support	✓	✓	✓
Email Support	✓	✓	✓

Web-Based Case Management	✓	✓	✓
Knowledge Base	✓	✓	✓
Self Help Resources	✓	✓	✓
Web-Based Support	✓	✓	✓
Software Updates	✓	✓	✓
Unlimited Support Accounts	1	3	✓
Dedicated Customer Support			✓
Business Review Meetings			✓
Customer Counsel			✓
Onsite Technical Support			Optional Add-On
Response Times	4 hour	2 hour	30 minutes
Support Hours	7 AM to 6 PM	24x5days	24x7x365
Support Days	Mon - Fri	Mon - Fri	Every Day

Additional customer support staff will be required for the following positions:

- Managing the customer support website including downloads and updates
- Installation support specialists
- Data recovery for critical restore specialists
- Specialized Microsoft (Exchange Server, SQL Server, and File Systems) product support personnel.

Currently the support staff is servicing over 400 customers. A new staff member is required for every 75 customers that Sonasoft adds. However, this will be based upon the volume of calls and service requests generated by customers.

Adding a web based portal that directly communicates with the company's CRM, where customers and support staff can have a centralized system to handle customer support. Both customers and support staff will use it to address site access (based upon maintenance agreement), cases, knowledge base, downloads (software and hot fixes), etc. This will ultimately speed up response times between customer and support staff.

Educating the customer on the software is a key component of ensuring the customer has the proper knowledge on how to utilize the features and functionality available to them in the product. By providing this offering, it reduces the number of calls and emails from the customer. The following programs are available to the customer:

1. Installed Product Reviews are held for customers that have recently purchased a Sonasoft solution and want to learn about the basic functionality of the application. This is hosted online by a customer support technician.

2. Product Training is held for customers that want an in-depth look at the functionality of the product, how to use it, read the log files, and troubleshoot issues. This training generally lasts about 4 hours. Product Training is hosted online by a customer support technician.

Sonasoft plans to develop a formal certification program for customers and resellers. This program will boost their skills and workplace productivity while validating their knowledge on Microsoft's SQL Server, Exchange Server and File Systems products. Designed for both experienced and expert level users, the curriculum will prepare them to plan, design, and manage all key components of their information and data protection lifecycle.

Professional Services can be offered to the customer and provided by specialized support personnel in the areas of Exchange Server and SQL Server. Many companies will often hire outside professionals to design, install, configure and upgrade systems. Sonasoft's professional services would include:

- Remote Backup & Disaster Recovery
- Remote Database Administration
- Installations and upgrades
- Database Migration
- Database Replication
- Database Administration
- Performance Tuning
- Design & Architecture

All Professional Services will be billed at an hourly rate. Travel and Expenses would not be included. A contract would need to be purchased prior to Professional Services commencing.

Engineering

Overview

Our engineering resources are focused on developing and maintaining our compliance, high availability, and disaster recovery and migration products for the Microsoft platform. We work closely with Microsoft products and standards in all our software development. In particular, we develop application-specific products for Exchange, SQL and Windows servers to achieve our goals of granularity in functionality, ease of use and automation.

Current Products

- SonaVault Email Archiving and eDiscovery
- SonaExchange Backup / Recovery / migration and Replication
- SonaSQL Backup / Recovery / migration and Replication

SonaVault leverages the journaling capabilities of Mail Server to capture all emails coming in and going out of the Microsoft Exchange Server and archive it to Microsoft SQL Server. This whole process is transparent to existing users of the Mail System. By utilizing Microsoft SQL Server Full Text Catalog Search capabilities we are able to provide a very sophisticated search engine to discover and retrieve emails for litigation or regulatory compliance. We utilize advanced encryption and compression technologies to protect against message tampering and to reduce space demands on the servers.

SonaVault architecture is designed so the software may be installed as an on premise solution; may be integrated into an appliance based solution or may be run as a service by managed service providers (MSP) to provide the software as a service (SaaS) to their clients.

Sonasoft's patent-pending solution enables the rapid recovery of emails at the point-of-failure without losing a single email, calendar, contact and other important information. SonaExchange provides unique and extremely powerful technology for the replication of the Microsoft Exchange Server at the mailbox level.

SonaSQL offers very unique high availability and disaster recovery functionality. With SonaSQL, failing over to a secondary or destination server is as simple as clicking a few buttons on an easy to use web-user interface. When the old primary site, or source server, comes back, failing back is again very simple without the need to perform the full backup and full restore.

Major Product Features

- Automatically archive corporate email into one storage area
- Reduce email storage requirements which dramatically reduces Backup/Recovery time
- Migrate old PST files stored on client machines
- Set up email retention and categorization policies
- Helps comply with Sarbanes-Oxley, HIPAA, FINRA Acts
- Collect and archive emails in one geographical location

- Audit of Archived emails, user access and searches, policy changes
- Access emails from any location through a browser
- Advanced email search and 'Saved Search' capabilities
- One-Click Restore a single email to a mailbox
- Replication, fail-over, fail-back and Migration of databases and user's mailboxes
- Litigation holds through case management
- Flagging and reviewing of sensitive content and trend identification
- Support for WORM drive to meet FINRA compliance
- Multi-domain archiving to single SonaVault archive server

Development Plan

- Mobile Access to archived emails This feature will allow users with any smart phones such as iPhone, Android or Blackberry to search and view their archived emails.
- SMTP Server and IM Archiving This feature will allow archiving emails from any SMTP and Instant Messaging Server.
- Enhancements of SonaSQL, SonaExchange and SonaVault products.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Sonasoft develops and markets enterprise software targeted for small to medium sized businesses and organizations primarily in North America,Europe,and some parts of the Middle East and Africa.

Typical sales transaction units range from $5,000 to $15,000 and depend on factors such as the number of individual mail boxes involved in the customer's system.

To our knowledge, when taken together, the company's offerings comprise the only single-vendor suite capable of providing backup, replication, migration, compliance, eDiscovery and storage management as an integrated solution on a Microsoft Windows platform from a single vendor. Typically, customers have to buy multiple solutions from different vendors to get similar capability. Also, it would cost three to four times more to get comparable functionality offered by our solutions. Typically customers may use software from Symantec, Computer Associates or EMC for backup purposes. DoubleTake, Neverfail and CA-Xosoft are typical solutions used for replication while GFI and Barracuda are typical email archiving solution providers.

Replication services by most competing software offerings are performed at the block by level utilizing the storage controller or by mirroring. With SonaSQL and SonaExchange, the replication is very application specific. In the case of Exchange, the replication is done at a mailbox level and in the case of SQL, the standby occurs at a database level. This approach allows Sonasoft to provide better automation, more granularity and other advantages versus alternatives.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

No single existing customer or planned sale accounts for a major portion of the Company's revenue. A description of our plans follows below.

Marketing

Since 2010, following the release of SonaVault, we have focused all of our marketing attention toward serving the email archiving market.

Email volume has been growing at the rate of 40% every year and managing this information has become very complex in organizations of all sizes. Businesses as well as government and educational organizations are being increasingly asked to retrieve emails in support of, or, to prevent, litigation. Also organizations need to comply with regulatory compliance requirements such as Sarbanes-Oxley and HIPAA. According to the Sarbanes-Oxley Act, public companies must keep all documents and communications for seven years following an audit. Hence, email is becoming an Achilles Heel of document and records management. By adding the archiving capability to our product lines we have considerably enhanced the appeal and value of our solutions.

The main marketing focus will be to generate leads through web centric marketing efforts supported by complementary activities involving the following programs:

- Conduct regular and on-demand Webinars. The company has already developed a proficiency in executing these successfully through the use of using Internet Collaboration tools such as Webex and others to demonstrate product solutions to interested IT managers. An increased marketing budget will provide the administrative and sales support required to scale this appropriately.

- Sonasoft will exploit its opportunity to develop a thought leadership position in Recovery, Replication and Archiving by publishing articles and white papers as well as interviews to trade magazines and analysts. The company has the advantage of this expertise from its direct involvement with customers and product development over its unique ten years of existence.

- Sonasoft will utilize its asset of a highly satisfied installed user base to publish case studies describing how businesses are benefiting from their use of Sonasoft products. The company has a given careful attention to nurturing its customers and feels it has a significant advantage to now use. An increased marketing budget will provide the resources needed to document and publish these successes.

- The Company will generate leads through spends in selected online marketing projects including:
  - email campaigns to target groups;
  - online advertisements;
  - Google AdWords;
  - Social media including, specifically, LinkedIn; and
  - blog contributions.

- Lead generation efforts will be focused on four specific Industry groups – Financial, Healthcare, Legal and Education/Government

- Expand the offering of lunch hour seminars for interested IT managers. This already proven program utilizes Microsoft meeting facilities. Increased marketing budgets will be invested in the administrative and inside sales support resources to expand this activity.

- Establish a Customer Council to provide regular dialogue regarding product and support needs with existing customers.

- Participate in selected industry events such as Exchange Connections and SQL PASS Summit.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The company does not maintain a backlog. Its packaged software products are delivered immediately upon order from the customer.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of August 6, 2012, we have 6 full-time employees. Of these employees, 2 work in sales, 1 works in marketing, 1 in management, 1 in the technology department and 1 works in customer operations. After a successful completion of this financing, we plan to expand our operations to 15 employees and 2 consulting part-time employees. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe our relationships with our employees are good. From time to time, we utilize the services of independent contractors to perform various field and other services. The company does not currently offer any health benefit programs. For an overview on any supplemental benefits or incentive arrangements the Company has with is employees, please see the "Executive Compensation" section on page 35.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Property of the Issuer

- **Our executive office is located at 2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131. The lease runs from March 1, 2010 until February 28, 2013. The base rent for this property is $2,424.75 for the remainder of our lease. In addition to the base rent, we pay roughly $2,500 in operating expenses under the terms of our lease. Our monthly rental bill for this property is between $4,000 and $6,000.**

- **We do not hold any properties through any subsidiaries, as we do not have any subsidiaries.**
- **The Company does not intend to acquire in the immediate future any property.**

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company spent $120,000 on product maintenance and development in 2011.

The Company does not expect to have any dependency on future patents, copyrights or other proprietary information. There are no special no-compete agreements between the Company and any other individuals. The Company does have patent applications pending for two aspects of our functionality that are unique. These are:

- **Web Enabled Exchange Server Standby Solution Using Mailbox Level Replication**
- **Exchange Server Standby Solution Using Mailbox Level Replication with Crossed Replication between two ExchangeServers**

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

To the best of our knowledge, we are not subject any material regulation, including environmental regulation by any federal, state, or local governmental agency.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Our Company does not currently have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

1. **Historical Events**
   a. **We were incorporated in the State of California on December 18, 2002**
2. **Sales of Equity Securities**
   a. **The company has made stock purchase offers to existing shareholders over the years. The equity tables provided herein describe the current state of stock ownership by individuals.**
3. **The Company has not in the past five years nor does it plan to conduct any mergers, acquisitions, or spin-offs in the near future.**

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1.	**Addition of sales staff (2 Senior level)**	**Utilize funding to hire from candidates already known to the Company**	**3 months**
2.	**Marketing programs described in plan**	**Utilize funding to pay for advertising, copywriting, seminars and other planned programs**	**3-6 months**
3.	**Sign up first OEM partner**	**Outreach by Business Development executive to be hired**	**7 months**
4.	**Sign up first International resellers**	**Through targeted outreach to already known interested parties in Europe.**	**7 months**

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Any delay or failure to achieve any and all of the above milestones, or to complete a successful financing within the above time schedule could affect the profitability or survival of the Company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $(719,900) ($0.014 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share /Net After-Tax Earnings Last Year Per Share = (price/earnings multiple)

The Company does not currently have profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ (3,461,733) $ (.068) per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) .

a. **In the last 12 months, the Company has not sold or otherwise issued any securities.**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 34.30 %

If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $13,114,199.90 *

If the minimum is sold: $8,114,199.90 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0 These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.
(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.) Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount **0%**	If Maximum Sold Amount **100%**
Total Proceeds	$0	$5,000,000
Less: Offering Expenses	100%	100%
Commissions & Finders Fees:	$(60,000)	$(500,000)
Legal & Accounting:	$(15,000)	$(75000)
Copying & Advertising:	$(5,000)	$(15000)
Other (Specify):	$(1,000)	$(10,000)
Net Proceeds from Offering	$(81,000)	$4,400,000
Use of Net Proceeds	$0	$4,400,000
Total Use of Net Proceeds	$0	$4,400,000
	100%	100%

(1) The Company will use the proceeds from the sale of the Shares for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Answer: At this time the company has no plans to obtain additional funds from other sources."

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Answer: The Company has no plans to use these funds to discharge any indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Answer: No material amounts of these proceeds are planned to be used to acquire assets, other than those required for the ordinary and expected course of the business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Answer: The Company has no plans to use these proceeds for the reimbursement of prior services rendered or to repay previous loans or transfers of assets to the company.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Answer: The Company may pay $107,000, not included in the Financial Plan, to address the litigation issue described in the Litigation section of this Offering Statement. However, the Company does not anticipate having a liquidity problem within the next 12 months due to any breach of loan, indebtedness, or financing. The proceeds will be used to support the described business operations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Answer: The Company has no plans to raise additional funds within the next 12 months. It is anticipated that the funds will provide sufficient capability to allow the company to go forward with funding solely from its operating income at the end of this period.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding As Adjusted	
	As of: July 20, 2012	Minimum	Maximum
Short-term debt (average interest rate 10%)	$ 1,000,313	$ 1,000,313	$ 1,000,313
Long-term debt (average interest rate 10%)	$ 2,625,798	$ 2,625,798	$ 2,625,798
Total debt	$ 3,626,111	$ 3,626,111	$ 3,626,111
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$	$	$
Common stock — par or stated value	$ 7,026,086	$ 7,026,086	$ 12,026,086
Additional paid in capital	$ 1,897,969	$ 1,897,969	$ 1,897,969
Retained earnings (deficit)	$ (12,468,610)	$ (12,468,610)	$ (12,468,610)
Total stockholders equity (deficit)	$ (3,544,556)	$ (3,544,556)	$ 1,455,445
Total Capitalization	$ (8,924,054)	$ (8,924,054)	$ 1,455,445
	$	$	$

Number of preferred shares authorized to be outstanding: **None**

Class of Preferred	Number of Shares Authorized	Par Value Per Share
		$
		$
		$

Number of common shares authorized: 200,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **0 shares**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are: [X] Common Stock

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

~~17. (a) If securities are notes or other types of debt securities:~~

~~(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:~~

~~(2) What is the maturity date?____/____/____If serial maturity dates, describe:~~

~~(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:~~

~~(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee~~

~~(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices:~~

~~(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:~~ ____________

~~(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.~~

~~How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $~~____________

~~How much indebtedness shares in right of payment on an equivalent (paripassu) basis? $~~____________

~~How much indebtedness is junior (subordinated) to the securities? $~~ ____________

~~(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.~~

Last Fiscal Year Actual		Pro Forma Minimum	Maximum
"Earnings" / "Fixed Charges" =	______	______	______
If no earnings show "Fixed Charges" only	______	______	______

~~Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.~~

~~18. If securities are Preference or Preferred stock: NO~~

~~Are unpaid dividends cumulative? [ ] Yes [ ] No~~

~~Are securities callable? [ ] Yes [ ] No Explain:~~

~~Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.~~

~~1. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:~~

~~2. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $~~ ______

PLAN OF DISTRIBUTION

The offering of the 50,000,000 shares of our Common Stock is a "best efforts" offering, which means that our directors and officers as well as any agents we engage will use their best efforts to sell the shares offered in this Offering Statement. There is no minimum number of shares required to be sold to close the offering. The offering period will be open for 120 days and our management at their sole discretion may terminate the offering at any time prior to the expiration of the initial 120 days of the offering. Our management at their sole discretion may extend the period for an additional 120 days of the offering if not all 50,000,000 shares are sold at the end of the initial 120-day offering period. This is a direct participation offering since we, and not an underwriter, are offering the shares. Andy Khanna, our President and CEO will be responsible for selling our offering to the public in the United States.

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Answer: There are currently no selling agents or finders involved in the offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Answer: There are currently no selling agents or finders involved in the offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Answer: See Above.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: **Andy Khanna**
Address: **2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131**
Telephone No.: **(408) 927-6200**

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Answer: The offering is not limited to a special group.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Answer: There is currently no independent bank or savings and loan association or depository institution acting as an escrow agent. Nor is there any minimum amount of proceeds required of this offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Answer: See Above.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[] No

Answer: Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Answer: Certain of our Common Shares currently outstanding may be restricted under applicable securities rules.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to do so in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & CEO
Name: **Nand (Andy) Khanna** Age: 71
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131.** Telephone No.: **408-708-4000**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- **Andy Khanna brings to Sonasoft over 25 years of senior management in the high tech sector with a background in sales. Andy started his high tech career at NCR Corporation and Control Data, where he was recognized for his sales achievements. In his first nine months at Control Data, Andy was presented the Bill Norris Shark Club Award for regional sales. In the early 80's, Andy quickly earned his startup stripes where he built a company, Univation, from scratch and took the company public. At Univation, he was the CEO, President, and Chair, as well as one of the first Indo-Americans to take a company public in Silicon Valley. After Univation, Andy's ability to innovate led him to**

become President of Datus, Inc., a startup division of Daewoo, where he built, managed, and lead team of engineering, marketing, sales and operational professionals from scratch. It is there that Andy invented the Route Finder PNA, the first, handheld portable car navigation system (GPS). It was the first third-party consumer device that utilized Microsoft Windows CE OS. Mr. Bill Gates introduced the Route Finder PNA at the Consumer Electronics Show in Las Vegas in January 1998. Inspired from his experience from working with the Microsoft team, Andy decided that his next start up would focus on software solutions based around Microsoft Business Software. In 2003, Andy founded Sonasoft. Sonasoft's first products were for backup, recovery, and replication of Microsoft SQL Server and Microsoft Exchange Server, and evolved into email archiving solutions for Microsoft Exchange Server. Sonasoft is a Microsoft Gold Certified Partner. Andy holds a BS in Business and Marketing from the University of San Francisco and an MBA from Golden Gate University.

Also a Director of the Company [**X**] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: x

30. Chief Operating Officer: Title: President
Name: **Nand (Andy) Khanna** Age: 71
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- [Discussed Above]

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: **Interim Chief Financial Officer**
Name: **Subhash Sachdev** Age: **61**
Office **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000**
Over 20 years of experience in the preparation and consolidation of US and International subsidiaries financial statements in compliance with US GAAP and financial management.
Also a Director of the Company [ ] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time: **5-10 hours per week**

- **Mr. Sachdev is currently the VP & Corporate Secretary of Sysorex Consulting, Inc, where he oversees the preparation of US financial statements in compliance with GAAP. In addition, from 2001 to 2006 he served as the CFO of Pointred Technologies, Inc. From 1994 until 2001, Sachdev was the Director of Finance of Sysorex International, Inc. Sachdev received his FCA from the Indian Institute of Chartered Accountants, his CPA from the American Institute of CPA, his MBA in Taxation from Golden Gate University, and his CMA from the American Institute of Management Accountant.**

32A. Other Key Personnel: Title: Secretary
Name: **Jim Gilmer Age**: **71**
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- **Jim has contributed to the creative application of technology to solve business problems throughout his professional experience. Jim was a co-founder and early acting CFO of G2Planet, Inc., an innovative provider of technology solutions that help enterprises obtain a maximum value from hosting and attending events. Prior to that Jim led Navigation Technologies Corporation in pioneering the use of digital map data in mobile and web based applications. These efforts sparked the current smart phone and internet road navigation products that are in popular use today. In 25 years with IBM, Jim held a variety of sales and marketing management positions in the US and Asia. There his efforts contributed to sales and implementations of a first of its kind Geographic Information System, early Data Base Systems, the first IBM minicomputers and the initial Personal Computer roll out. Jim holds a Master's Degree in Mathematics from the University of Illinois and an Executive MBA from the University of San Francisco.**

Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time: **About 10-20 Hours per week**

32B. Other Key Personnel: Title: CTO & VP of Engineering
Name: **Bilal Ahmed** Age: **42**
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131.** Telephone No.: **408-708-4000**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- **Bilal Ahmed is the main software architect of all Sonasoft's software products and leads the company's global engineering team in the development, delivery and maintenance of those products. With over 18 years of experience and several patents pending, Bilal is a technology leader with an entrepreneurial mindset. Achievements include successful product management, product strategy, software architecture, and innovative product development across start-ups and Fortune 500 corporations. His goal is to excel at understanding the latest technology trends, and incorporating these to address business problems and opportunities. Bilal has initiated and developed system and database monitoring and reporting software for IBM small to medium sized customers and managed database servers globally for William Mercer Canada, Marsh & McLennan Company. Bilal was a key leader in developing the industry's first private online degree audit system while at University Planet. He led the development of the first private Internet Service Provider and the first proprietary Airline Reservation software in Pakistan. Bilal holds a Bachelor's degree in Computer Systems Engineering from NED University of Engineering and Technology.**

Also a Director of the Company [ ] Yes [x] No

32C. Other Key Personnel: Title: VP of Client Services
Name: **Neil Kumar Khanna** Age: **41**
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- **Neil Kumar has over 14 years High Tech experience in corporate operations, information systems, customer support, quality, finance, and human resources management. Prior to co-founding Sonasoft, Neil Kumar was a co-founder and VP of Operations at Fastcenter, a database protection company focused on automated disaster recovery for Oracle databases and flat files. At Fastcenter, he managed technical operations, human resources, and finance. Also, Neil setup and managed relationships with Oracle and other software and hardware vendors. Prior to Fastcenter, he served as VP of Operations at Intraport, Inc. a software development and consulting company. At Intraport, Neil created strategic partnerships and provided services to HP, SUN, Cisco, NEC, and Charles Schwab. Before becoming VP of Operations, Neil served as the Director of Operations overseeing the information systems, finance, human resources, administration, and customer support. Mr. Kumar holds a B.S. degree in Information Systems Management from the University of San Francisco.**

Also a Director of the Company [ ] Yes [x] No

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: **3**

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Our directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

A) Name:**Andy Khanna** Age: 71
Title: Director
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131.** Telephone No.: **408-708-4000**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates): [Discussed Above]

B) Name: **Dr. Romesh K. Japra, M.D., F.A.C.C.** Age: **62**
Title: Chairman of the Board of Directors
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131.** Telephone No.: **408-708-4000**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

- **Dr. Japra has a distinguished career in the field of medicine for over three decades. Currently he is the President of Cardiology Associates, Fremont, CA. He has also held various positions including Chief of Staff, Chief of Medicine, President and Secretary at various hospitals and organizations across the U.S. He has been active in the High Tech industry and has funded many startup companies. Dr. Japra has been an active member of the community in the Bay Area in general and the Indian American Community in particular. He has organized and contributed to numerous charity organizations and events across the globe. Dr. Japra has received numerous awards and honors during his illustrious career including Presidential Meritorious Award, Pride of India Gold Medal, Best Immigrant Award, Physician's Recognition Award and many others. He is also active in the publishing industry and at present is the Publisher & CEO India Post Weekly, India Post TV and India Web Post. Dr. Japra is Fellow of the American College of Cardiology and graduated from All India Institute of Medical Sciences, New Delhi, India.**

C) Name: **Romi Randhawa** Age: **45**
Title: Director
Office Street Address: **2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131.** Telephone No.: **408-708-4000**
Mr. Randhawa is currently President and Chief Executive Officer of HPM Networks a provider of value-added Infrastructure Solutions through a combination of consulting, products and services based in Fremont California. He has a degree in business from Columbia College.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No Explain:

Our President and CEO, Andy Khanna previously served as the CEO, President, and Chair, of Univation. After Univation, Andy later became President of Datus, Inc., a startup division of Daewoo, where he built, managed, and lead team of engineering, marketing, sales and operational professionals from scratch. And, in 2003, Andy founded Sonasoft.

Director, Mr. Romi Rondhawa, is currently President and Chief Executive Officer of HPM Networks a provider of value-added Infrastructure Solutions through a combination of consulting, products and services based in Fremont California.

Also, Neil Kumar, our VP of Client Services and Operations has previously worked for and had management duties at companies in similar businesses. Prior to co-founding Sonasoft, Neil Kumar was a co-founder and VP of Operations at Fastcenter, a database protection company focused on automated disaster recovery for Oracle databases and flat files. At Fastcenter, he managed technical operations, human resources, and finance. Prior to Fastcenter, Neil served as VP of Operations at Intraport, Inc. a software development and consulting company. At Intraport, Neil created strategic partnerships and provided services to HP, SUN, Cisco, NEC, and Charles Schwab. Before becoming VP of Operations, Neil served as the Director of Operations overseeing the information systems, finance, human resources, administration, and customer support.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
See Section Above

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The Company has conducted operations in the past and continues to do so.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Our Interim Chief Financial Officer is part-time consultant and other key personnel are full time employees.

The Company does not have any key personnel other than those discussed throughout the Offering Statement and all of these employees are direct employees of the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have any key man life insurance policies on any of its Officers, Directors, or Key Personnel at this time.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

To the best of our knowledge, none of our directors, executive officers, or key personnel has, during the past five years:

- **had any petition under the Bankruptcy Act or any State insolvency law filed by or against the Company or its Officers, Directors or other key personnel, or**
- **had a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or**
- **had any corporation or business association of which any such person was an executive officer at or within the past five years**

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate

The following table sets forth, as of August 6, 2012, certain information regarding the beneficial ownership of Common Stock by (i) each person who is known by the Company to own beneficially more than ten (10) percent of the outstanding Common Stock, and (ii) each director and executive officer of the Company:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Common Stock	Andy Khanna President, CEO, Director	8,350,000	10.3%
Common Stock	Garrett Rajkovich Former Director	4,220,000	5.2%
Common Stock	Dr. Romesh K. Japra, M.D., F.A.C.C. Chairman of the Board	6,250,000	7.7%
Coomon Stock	Harikiran Randhawa & Trust Director	6,980,889	8.6%
Common Stock	Neil Kumar Khanna Vice President of Operations	1,100,000	1.36%

(1)The percent of class is based on 81,141,999 shares of common stock issued and outstanding as of August 6, 2012

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 22,680,889 shares (27.95% of total outstanding)
After offering: a) Assuming minimum securities sold: 22,680,889 shares (27.95% of total outstanding)
b) Assuming maximum securities sold: 22,680,889 shares (17.30% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Our President and Chief Executive Officer, Andy Khanna is the father of Neil Kumar Khanna, a Vice President of the Company's.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On December 19, 2008, the company issued a promissory note (the "Note") to Director Romesh Japra for cash received of $500,000 on terms of 10% interest per year. The Note was payable 36 months after issuance. In conjunction with the issuance of the Note, the company granted warrants to Japra granting him the right to purchase 2,272,727 shares of common stock for $0.22 each. The Note was secured by all personal property owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California. The Company is not current on its payments under the Note, but as Dr. Japra is the Chairman of the Board of Directors, he has not taken any action under the Note.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's officers, directors, key personnel, or 10% stockholders has guaranteed or co-signed any of the Company's bank debt.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

SUMMARY COMPENSATION TABLE

Sonasoft Inc.
Compensation & Stock Options
FYE Dec 31, 2011

Employee / Officer	Salary	Paid	Accrual	Stock Options Granted
Nand (Andy) Khanna	$150,000	$25,000	$125,000	2,000,000
Billal Ahmed	$120,000	$94,665	$25,335	1,000,000
Neil Khanna	$120,000	$96,667	$23,333	1,000,000
Mike Khanna	$90,000	$34,924	$55,076	1,000,000
Pat Kelley	$0	$0	$0	300,000
Dr Romesh Japra	$0	$0	$0	0
Total Compensation & Option	$480,000	$251,256	$228,744	5,300,000

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

See Chart Above for an overview of unpaid remuneration. The Company does not expect to change remuneration going forward.

(c) If any employment agreements exist or are contemplated, describe:

Andy Khanna, Bilal Ahmed, Neil Khanna and Mike Khanna are the only employees that have employment agreements with the company.

Andy Khanna is under contract until January 2009, since extended to December 2013, as the President and Chief Executive Officer of the Company. He is due $12,500 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

Bilal Ahmed is under contract until January 2009, since extended to December 2013, as the Vice President of Engineering and Chief Technology Officer of the Company. He is due $10,000 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

Neil Khanna is under contract until January 2009, since extended to December 2013, as the Vice President of Operations of the Company. He is due $10,000 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

Mike Khanna is under contract until January 2009, since extended to December 2013, as a Sales Manager with the Company. He is due $7,500 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **14,625,000** shares (**9.60%** of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

The Company has 14,625,000 shares presently outstanding stock options, which represents 10.03% of the outstanding shares of the Company after the successful completion of this offering if all securities are sold pursuant to this Form A-1. All of these options have been approved by our board of directors.

The following table sets forth certain information concerning our outstanding options for all of our option holders as of August 6, 2012.

Outstanding Equity Awards at August 6, 2012

	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Amit Saini	68,750	0	0.005	12/1/2014
Andy Khanna	100,000	0	0.1	*
	150,000	0	0.01	*
	3,900,000	0	0.005	*
Bilal Ahmed	300,000	0	0.01	*
	1,675,000	0	0.005	*
Imtinan Hussain	225,000	0	0.005	12/1/2014
Markand Rajavasireddo	156,250	0	0.005	12/1/2014
Mike Khanna	250,000	0	0.01	*
	1,475,000	0	0.005	*
Paresh Mehta	187,500	0	0.005	*
Robert Serafini	437,500	0	0.005	12/1/2014
Doug []	500,000	0	0.005	12/1/2014
Rick Caylor	300,000	0	0.005	12/1/2014
Vas Srinivasan	250,000	0	0.01	*
	280,000	0	0.005	12/1/2014
Adnan Khan	200,000	0	0.005	12/1/2014
Kirk Erickson	130,000	0	0.005	12/1/2014
Ramna Sodhi	85,000	0	0.005	12/1/2014
Bruce []	200,000	0	0.005	12/1/2014
Jim Gilmer	50,000	0	0.01	*
	150,000	0	0.005	*
	250,000	0	0.005	12/1/2014
	250,000	0	0.005	*
W. Patrick Kelly	200,000	0	0.01	*
	370,000	0	0.005	*
	100,000	0	0.1	*
	160,000	0	0.3	*
Subhash Sachdev	500,000	0	0.005	50% on 4/1/2015 50% on 6/12015
Hans Van Rietschote	50,000	0	0.01	12/1/2014
	50,000	0	0.005	12/1/2014
Hema Ganapathy	50,000	0	0.01	12/1/2014

	50,000	0	0.005	12/1/2014
Romi Randhawa	50,000	0	0.01	*
	100,000	0	0.005	*
James Kelleher	300,000	0	0.005	12/1/2014
Ashok Mannava	75,000	0	0.1	12/1/2014
Donald Richard	75,000	0	0.005	12/1/2014
Garrett Rajkovich	100,000	0	0.1	12/1/2014
	100,000	0	0.3	12/1/2014
Integramicro	150,000	0	0.3	12/1/2014
MDS Charity	75,000	0	0.1	12/1/2014
PL Malhotra	50,000	0	0.1	12/1/2014
Romesh Japra	150,000	0	0.01	*
	100,000	0	0.1	*
	100,000	0	0.3	*
Kannan Ramesh Kumar	100,000	0	0.01	12/1/2014
TOTAL	**14,625,000**	**0**		

- All options are fully vested and expire 3 years from date of issuance under presently existing stock options plans or service agreements.

* Denotes options that expire 60 days after leaving the employ of the Company

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **14,625,000** shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

All of our future stock purchase agreements, stock options, warrants or rights must be approved by our board of directors. In addition, the Company is guided by California Corporations Code and Section 2.01 of our Bylaws with respect to actions requiring approval of our shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company does not have any arrangements to assure that key personnel remain with the Company and do not compete upon termination other than those agreements discussed in Item 40(c) above.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Besides the litigation listed in the following paragraphs, we are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our Company's or our Company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

The Company was involved in litigation with a former employee, Vince Khanna ("Khanna"). Khanna alleged that the Company wrongfully terminated him, and that he was not paid his wages and bonus pursuant to written and oral agreements with the Company. Khanna further alleged that he was owed penalties pursuant to the Company's alleged violations of certain California Labor Code sections.

On April 30, 2012, the Company entered into a mutual agreement with Khanna to settle the lawsuit. Pursuant to the settlement agreement, Khanna released the Company from all claims against the Company. In exchange, the Company agreed to grant Khanna an unsecured note. The Note stipulated the following payments from the Company to Khanna:

Amount Paid	Due Date
$25,000	4/30/10
$25,000	7/1/10
$25,000	10/1/10
$25,000	1/1/11
$25,000	4/1/11
$25,000	7/1/11
$25,000	10/1/11
$25,000	1/1/12
$27,000	4/1/12

However, the Company has paid $119,680.33 of the original obligation of $227,000.00 to Khanna leaving a principal balance of $107,319.67. The Company's and Khanna's Counsel are currently attempting to resolve the delayed installment payments, and the principal balance of $107,319.67 remains due. However, a provision in the original settlement agreement provides for reasonable attorney fees in the event of default. Neither Khanna nor his attorney has motioned for such fees, and according to the Company's litigation counsel, the Company's exposure is no more than $30,000 to $40,000 for attorney fees. Using this estimate, the Company's entire exposure regarding this matter is between $140,000 and $150,000.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We are not organized as an S Corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

a. **On December 19, 2008, the company issued a promissory note (the "Note") to Director Romesh Japra for cash received of $500,000 on terms of 10% interest per year. The Note was payable 36 months after issuance. In conjunction with the issuance of the Note, the company granted warrants to Japra granting him the right to purchase 2,272,727 shares of common stock for $0.22 each. The Note was secured by all personal property owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California.**

b. **On November 1, 2009, the Company issued secured promissory notes (the "Promissory Notes") to three investors. The notes had an aggregate principal amount of $533,000 and were payable 36 months after issuance. The Promissory Notes have secured by all personal property owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California.**

c. **On December 29, 2011, the Company issued 2,614,200 shares of common stock to its current stockholders and employees of the Company. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.**

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

i. Copies of all of our material contracts; and

ii. An opinion of counsel to the Company as to the legality of the Shares, indicating that they will when sold, be legally issued, fully paid, and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131 or 408-708-4000.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Financial Statements appearing elsewhere in this prospectus and should be read in conjunction with the Financial Statements, including the notes there to, appearing elsewhere in this prospectus.

		Profit and Loss		
Summary of Operations		June 30, 2012 Six Months	2011	2010
		(unaudited)	(unaudited)	(unaudited)
Total revenues	$	221,509	301584	463,761
Net Loss		194,211	719,900	926,248
Net loss per common share (basic and diluted)		-0.0024	-0.014	-0.02
Weighted average common shares outstanding, basic and diluted		81,141,799	50,679,879	45,887,879

,

Balance Sheet		As of 30-Jun-12 (unaudited)
Cash and cash equivalents	$	5,440
Total assets		91,752
Total liabilities		3,689,267
Total Stockholders' Equity/Deficiency		(3,597,515)
Total Liabilities and Stockholders' Deficiency		91,752

	June 30, 2012 2012	FYE Dec31 2011		2010
Revenue	221,508	301,584	$	463,761
Selling Expenses	(100,644)	(158,802)		(252,137
General and administrative	(204,962)	(203,421)		(310,036
Research and development	(52,712)	(140,917)		(55,911
Total operating expenses	(358,318)	(768,653)		(1,085,828
Operating Loss	(136,810)	(467,069)		(-622,067
Interest expenses	(58,347)	(237295)		(277,801
Other Expense	946	(-16235)		(26,380
Loss before minority interest and income taxes	(194,211)	(719,900)		(304,181
Income taxes	-	-		
Minority interest				
Net Loss	(194,211)	(-719,900)	$	(926,248
Earnings per share – Basic and Diluted	(0.0024)	(0.014)	$	(-0.020
Weighted average shares outstanding – Basic and Diluted	81,141,799	50,679,879		45,887,879

Balance Sheet

For Year 2010, 2011 & 2012

	As of June 30, 2012	As of Dec 31	As of Dec 31
ASSETS	**2012**	**2011**	**2010**
Cash	**$5,440**	**$21,722**	**$50,210**
Accounts Receivable	**$55,330**	**$52,869**	**$24,421**
Other Current Assets	**$18,359**	**$7,616**	**$9,111**
Total Current Assets	**$79,129**	**$82,207**	**$83,741**
Fixed Assets	**$109,010**	**$108,923**	**$108,923**
Accumulated Depreciation	**-$99,025**	**-$92,634**	**-$79,850**
Net Fixed Assets	**$9,985**	**$16,289**	**$29,073**
Other Assets	**$2,638**	**$2,638**	**$2,638**
TOTAL ASSETS	**$91,752**	**$101,134**	**$115,452**

<u>LIABILITIES & EQUITY</u>			
Current Liabilities			
Accounts Payable	$259,896	$253,583	$220,291
Accruals	$480,508	$470,807	$408,047
Other Current Liabilites	$247,773	$247,773	$195,578
Total Current Liabilities	$988,177	$972,163	$823,915
Long Term Liabilities			
Notes Payable	$1,217,931	$1,169,426	$1,052,509
Deferred Compensation	$1,276,479	$1,193,813	$963,944
Other Long Term Liabilities	$206,680	$227,465	$219,462
Total Liabilities	$3,689,267	$3,562,867	$3,059,831
Stockholder's Equity			
Common Stock & Paid in Capital	$8,978,164	$8,919,734	$8,717,188
Retained Earning	-$12,381,468	- $11,661,568	- $10,735,320
Net Income - Current	-$194,211	-$719,900	-$926,247
Net Stockholder's Equity	-$3,597,515	-$3,461,733	-$2,944,379
<u>Total LIABILITES & EQUITY</u>	<u>$91,752</u>	<u>$101,134</u>	<u>$115,452</u>

Statement of Cash Flow

For years 2010, 2011 & June 30, 2012

	Jan 1, to June 30, 2012	Jan 1, to Dec 31 2011	Jan 1, to Dec 31 2010
<u>OPERATING ACTIVITES</u>			
Net Income	($194,211)	($719,900)	($926,247)
Adjustments to reconcile Net Income to net cash provided by operations			
Accounts Receivable	($2,461)	($28,448)	$50,895

Prepaid Rent , Interest & Deposit	**$0**	**$0**	**$51,256**
Accounts Payable	**$6,313**	**$33,293**	**($31,491)**
Accrued Payable	**$0**	**($60,680)**	**($22,789)**
Accrued Interest & Vacation Pay	**$9,701**	**$123,440**	**$81,232**
Notes Payable	**$48,505**	**$119,530**	**$174,709**
Unearned Maintenance Contracts	**$0**	**$37,416**	**$14,835**
Other Operating items	**($12,927)**	**$15,845**	**($144,379)**
Net cash provided by Operating Activities	**($145,080)**	**($479,505)**	**($751,979)**
<u>INVESTING ACTIVITIES</u>			
Accumulated Depreciation	**$6,303**	**$12,784**	**$3,646**
Net Cash Provided by Investing Activities	**$6,303**	**$12,784**	**$3,646**
<u>FINANCING ACTIVITES</u>			
Accrued Remuneration	**$82,667**	**$229,868**	**$175,692**
Royalty Liability	**($7,282)**	**$15,885**	**$23,980**
Lease Equipment	**($14,184)**	**($7,882)**	**($5,995)**
Issuance of Common stock	**$59,110**	**$202,546**	**$310,100**
Net cash provided by Financing Activities	**$120,311**	**$440,417**	**$503,777**
Net Cash Increase for period	**($18,466)**	**($26,303)**	**($244,556)**
Cash at beginning of Period	**$23,906**	**$50,210**	**$294,766**
Cash at end of Period	**$5,440**	**$23,906**	**$50,210**

Statement of Stockholder's Equity

For years 2010, 2011 & June 30, 2012

(Unaudited)

	As of June 30, 2012	As of Dec 31 2011	As of Dec 31 2010
Beg. Balance	($3,461,733)	($2,962,379)	($2,346,232)
Net Income from Jan 1 thru June 30, 2012	($194,211)	($719,900)	($926,247)
Common Stock - Addition	$59,110	$220,546	$310,100
other Adjustment	($680)	$0	$0
Ending Balance	($3,597,515)	($3,461,733)	($2,962,379)

'et Revenue:

)ue to change in product strategy the revenue declined in 2011 as compared to 2010 by 35%. The company has focused into e-mail rchiving e-mails, market required governmentt agencies to keep records. As evidence or disaster recovery or safe guard information for ıture usage.

elling Expenses:

elling expenses decreased by $93,335, or 37% from $252,137 in year ending Dec 31, 2010, to $158,802 in the year ending Dec 31, 2011, rimarily due to cost control measures that were put in place in January 2011.

ieneral and Administrative Expenses:

ieneral and administrative expenses decreased by $106,615 or 34% from $310,036 in the year ending December 31, 2010 to $203,421 for ıe year ending December 31, 2011. The increase of these expenses was primarily spending related to hiring additional support staff and ther related expenses.

'esearch and Development:

.esearch and development increased $85,006 from $55,911 in the year ending December 31, 2011 to $140,917. It consists primarily of ılaries and related expenses of personnel engaged in research and development activities. The Company has ramped up its product evelopment activities at Integra Micro Ltd, Bangalore.

ıcome from Operations:

)perating loss decreased $206,348 or 22% from $926,248 in the year ending Dec 31, 2010 to $719,900 in the year ending Dec 31,, 2011, rimarily due to reduction in operating expenses.

ıcome Taxes:

ı lieu of the losses in the past and current years, there is no tax liability.

'et Loss:

let loss was $719,900 year ending Dec 31, 2011, compared to $926,248 for the year ending Dec 31, 210, a decrease of $206,348, or 22%, ıainly due to the additional costs incurred for operations expansion and General and Administrative expenses.

.IQUIDITY AND CAPITAL RESOURCES

let cash provided by operating activities was ($479,505) for year ending Dec 31, 2011, compared to ($751,979) for the year ending Dec 31, 010, The negative cash flow reduce due to control over expenses.

'he issuance of shares for services or cash was $202,546 for year ending Dec 31, 2011 as compared to $310,100 in the year ending Dec 1, 2010

let cash used in investing activities was $12,784 for year ending Dec 31, 2011, compared to $3,646 for the year ending December 31, 2010.

let cash provided by financing activities was $440,417 for the year ending December 31 2011, compared to $503,777 December 31, 2010.

)ver the next 12 months, the company expects an increase in accounts receivable and payables & accrued expenses. In normal course of usiness, the company does not expect to pay related parties and officers' liability until the company becomes profitable and the Board ecides to that effect. Currently, the company is using $120,000 cash per quarter. The company is working towards increasing sales and eceivable for its archiving product which very well accepted by market, end user except the company needs funding for marketing and ales.

'ear 2012 (Six Months Ending June 30)

'he company existing product email archiving sold $221, 509 in first six months of 2012. The company product has otential to increase revenue since Sonasoft is selling e-mail storage and archiving as standalone fully loaded appliance, ıe solution has found in roads to school district, commercial establishments, cities/counties and financial institutions. 'he company net loss for first six months was $194,211 on accrual basis includes interest payable on long-term notes om stockholder, deferred salaries and depreciation. The company sold and issued common shares to its existing hareholders and employees. The company has net negative shareholder equity of $ 3,597,515.

UBSEQUENT EVENT

ı April 2012, the board decided to offer company common stock to employees, existing stock holders and consultants for purchase in order) improve liquidity and support the current sales level.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company had losses from operations during its last fiscal year. There are three primary causes underlying these losses and the Company has taken steps to address these causes. First, the Company had a product problem with their older product line. The Company used to focus its efforts on backup and recovery of hard drives. This product has become outdated and the Company has had difficulty selling this product. As a result, in 2008 the Company lost revenues. Realizing the Company was in financial trouble, management decided to change its focus to the archiving product line. Second, instead of focusing our efforts on the older product, the Company is now planning on focusing all marketing and sales efforts on the new product. Lastly, the Company was involved in litigation over the last two fiscal years and spent a great deal of time, effort and money defending and responding to the allegations. See the section on Litigation above. As a result of the litigation, the Company had to terminate some of its employees, which further hurt the Company's sales and marketing efforts.

The new archiving product line has begun to sell better since 2011 and has shown a trend in growth. The Company expects sales to continue to grow as a result of the new product. The Company plans to begin developing a heavy marketing initiative with a successful offering under this offering circular.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

See Above.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **90%**. What is the anticipated gross margin for next year of operations? Approximately **90%**. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company does not expect its gross margins as a percentage of sales for the fiscal year to change materially. Because the Company sells software, much of its costs are fixed costs. As such, the Company does not anticipate its gross margins for the following year to change.

Reasonably current gross margin figures are difficult to predict for our industry. However, below is a list of the fifteen companies with the highest Gross Margins in the technology sector, according to Google Finance, as of July 20, 2012. In no way does this represent the potential for profitability of Sonasoft, but merely illustrates that gross margins for software companies are generally higher than other product lines.

Company name	Symbol	Market cap	P/E ratio	Div yield (%)	52w price change (%)	▼ Gross margin (%)
ARM Holdings plc (ADR)	ARMH	10.62B	52.04	0.69	-21.74	94.43
CA, Inc.	CA	12.31B	13.68	3.77	18.61	86.64
Giant Interactive Group Inc (ADR)	GA	1.06B	7.45	6.67	-36.89	85.98
Digimarc Corp	DMRC	193.70M	20.23	1.59	-28.45	83.87
Simulations Plus, Inc.	SLP	66.08M	25.25	4.78	29.41	82.28
Intuit Inc.	INTU	17.36B	24.58	1.01	24.75	81.98
Ebix Inc	EBIX	773.19M	11.95	0.94	14.29	79.56
Technical Communications Corporation	TCCO	13.90M	7.81	5.33	-9.96	79.29
SouFun Holdings Limited (ADR)	SFUN	1.10B	10.36	14.06	-39.97	79.02
Oracle Corporation	ORCL	148.33B	15.47	0.78	-3.77	78.83
OPNET Technologies, Inc.	OPNT	610.55M	33.48	2.22	-27.12	77.61
Microsoft Corporation	MSFT	254.53B	15.18	2.61	13.32	76.22
National Instruments Corp	NATI	3.36B	41.03	2.01	-2.99	76.15
Linear Technology Corporation	LLTC	7.08B	15.87	3.22	2.76	76.04
Cognex Corporation	CGNX	1.34B	19.07	1.39	-12.82	75.83

50. Foreign sales as a percent of total sales for last fiscal year: **5%**. Domestic government sales as a percent of total domestic sales for last fiscal year: **10%**. Explain the nature of these sales, including any anticipated changes:

The Company expects foreign sales as a percent of total sales to increase in the coming years. Once the Company has its domestic operations well established, pending a successful offering under this offering statement, the Company plans to establish distributors in other areas of the world. We expect foreign sales to reach up to 10% of our total sales in the coming year, pending a successful financing. The Company currently relies heavily upon domestic government sales. In addition to selling our product to local governments, we also sell our software to municipal and state educational institutions. The figures above for domestic government sales incorporate our sales to educational institutions as well. We expect sales to educational institutions to grow slightly in the coming year too. We also expect domestic government sales to fluctuate up or down 10% depending on where we determine to focus our marketing and sales efforts, upon the successful completion of this financing.

PART F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

a. Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:
    i. Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or
    ii. Consummation of a significant business combination to be accounted for as a pooling is probable.

b. A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

c.
    i. The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.
    ii. These financial statements need not be audited.
    iii. The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

iv. If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

d. If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

e. This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

a. Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
   i. During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;
   ii. After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

b. The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

c. Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
   i. If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

   ii. If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III – Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Amendment to Articles of Incorporation, dated July 30, 2012
2.3	Bylaws (1)
2.4	First Amendment to Bylaws dated September 26, 2003 (2)
6.1	Employment Agreement with Andy Khanna (1)
6.2	Employment Agreement with Bilal Ahmed(1)
6.3	Employment Agreement with Neil Khanna (1)
6.4	Addendum to Employment Agreement with Andy Khanna
6.5	Addendum to Employment Agreement with Bilal Ahmed
6.6	Addendum to Employment Agreement with Neil Khanna
6.7	Lease of Executive Office Space
6.8	Distributor Agreement with Avnet (2)
6.9	Distributor Agreement with Wipro(4)
6.10	Agreement with Integra(4)
6.11	Addendum to Agreement with Integra(4)
11.1	Opinion of Anslow & Jaclin, LLP *

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (SEC File No. 333-150750).
(2) Incorporated by reference to the Company's Registration Statement on Amendment No. 5 to Form S-1 (SEC File No. 333-150750).
(3) Incorporated by reference to the Company's Registration Statement on Amendment No. 1 to Form S-1 (SEC File No. 333-150750).
(4) Incorporated by reference to the Company's Registration Statement on Amendment No. 2 to Form S-1 (SEC File No. 333-150750).
* To be filed by amendment

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

1) *Underwriting Agreement* —Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

3) *Instruments defining the rights of security holders* —
   a. All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
   b. The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

6) *Material contracts*
   a. Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

   b. If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

   c. Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

10) (10)*Consents* —

    a. Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

    b. Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____

(Underwriter)

By__________________________

____

(Underwriter)

Date ___/___/___ By______________________________________

(d) All written consents shall be dated and manually signed.

11. *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

12. *Sales Material* — Any material required to be filed by virtue of Rule 256.

13. *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

14. *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

15. *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Date of this Preliminary Offering Circular: July [x], 2012

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on August ___, 2012.

Issuer: SONASOFT CORP.

By: ______________________ August ___, 2012

Nand (Andy) Khanna
President and Chief Executive Officer of Sonasoft Corp.

By: ______________________ August ___, 2012

Interim CFO
Officer of Sonasoft Corp.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
Nand (Andy) Khanna	Chief Executive Officer, President and Director	August ___, 2012
Romi Randhawa	Director	August 2nd, 2012
Dr. Romesh K. Japra, M.D., F.A.C.C.	Chairman of the Board	August 3, 2012
Subhash Sachdeva, CMA	Interim CFO	August ___, 2012
Jim Gilmer	Secretary	August ___, 2012
Bilal Ahmed	Chief Technology Officer & VP of Engineering	August ___, 2012
Neil Kumar Khanna	VP of Client Services & Operations	August ___, 2012

Exhibit 2.2

A 0730620

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JUL 30 2012

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SONASOFT CORP.

The Undersigned certify that:

1) They are the president and secretary, respectively, of Sonasoft Corp., a California Corporation.

2) Article IV of the Articles of Incorporation of this Corporation is amended to read as follows:

ARTICLE IV

The corporation is authorized to issue only one class of shares of stock; which shall be designated "Common Shares", and the total number of shares which this corporation is authorized to issue in two hundred million (200,000,000) shares.

3) The foregoing amendment of the Articles of Incorporation has been duly approved by the board of directors.

4) The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 81,141,799. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: July 25, 2012

Andy Khanna, President
Sonasoft Corp.

W. Patrick Kelley, Sr., Secretary
Sonasoft Corp.

Exhibit 6.4

ADDENDUM TO
SONASOFT EMPLOYMENT AGREEMENT

This Addendum to Employment Agreement is entered into by and between Sonasoft, Corp., a California corporation, (the "Company") and Andy Khanna, an individual (the "Employee").

The Company and Employee hereby agree, for valuable consideration, that the term of the Employment Agreement between the parties, a copy of which is attached hereto (the "Employment Agreement"), is hereby extended until December 31, 2016.

All other terms and conditions of the Employment Agreement shall remain the same.

EXECUTED, on the days and dates set forth below.

EMPLOYER

Sonasoft Corp.

By: ______________

Date:

EMPLOYEE

Andy Khanna

Date: 3/19/2012

Exhibit 6.5

ADDENDUM TO
SONASOFT EMPLOYMENT AGREEMENT

This Addendum to Employment Agreement is entered into by and between Sonasoft, Corp., a California corporation, (the "Company") and Bilal Ahmed, an individual (the "Employee").

The Company and Employee hereby agree, for valuable consideration, that the term of the Employment Agreement between the parties, a copy of which is attached hereto (the "Employment Agreement"), is hereby extended until December 31, 2016.

All other terms and conditions of the Employment Agreement shall remain the same.

EXECUTED, on the days and dates set forth below.

EMPLOYER

Sonasoft Corp.

By: [signature]

Date: 3/19/2012

EMPLOYEE

[signature]

Date: 3/19/2012

Exhibit 6.6

ADDENDUM TO
SONASOFT EMPLOYMENT AGREEMENT

This Addendum to Employment Agreement is entered into by and between Sonasoft, Corp., a California corporation, (the "Company") and Neil Khanna, an individual (the "Employee").

The Company and Employee hereby agree, for valuable consideration, that the term of the Employment Agreement between the parties, a copy of which is attached hereto (the "Employment Agreement"), is hereby extended until December 31, 2016.

All other terms and conditions of the Employment Agreement shall remain the same.

EXECUTED, on the days and dates set forth below.

EMPLOYER	EMPLOYEE
Sonasoft Corp.	
By: [signature]	[signature]
Date: 3/19/2012	Date: 3/19/2012

Exhibit 6.7

STANDARD MULTI-TENANT OFFICE LEASE - GROSS
AIR COMMERCIAL REAL ESTATE ASSOCIATION

1. **Basic Provisions ("Basic Provisions").**

1.1 **Parties:** This Lease ("**Lease**"), dated for reference purposes only ____________________, is made by and between A. Pimentel, Barbara Helwig and the Estate of Edwin Helwig ("**Lessor**") and Sona Soft Corporation, A California Corporation ("**Lessee**"), (collectively the "**Parties**", or individually a "**Party**").

1.2(a) **Premises:** That certain portion of the Project (as defined below), known as Suite Numbers(s) 203, ________ floor(s), consisting of approximately 3233 rentable square feet and approximately 2800 useable square feet("**Premises**"). The Premises are located at: 2150 Trade Zone Blvd., in the City of San Jose, County of Santa Clara, State of California, with zip code 95131. In addition to Lessee's rights to use and occupy the Premises as hereinafter specified, Lessee shall have non-exclusive rights to the Common Areas (as defined in Paragraph 2.7 below) as hereinafter specified, but shall not have any rights to the roof, the exterior walls, the area above the dropped ceilings, or the utility raceways of the building containing the Premises ("**Building**") or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "**Project.**" The Project consists of approximately 34,001 rentable square feet. (See also Paragraph 2)

1.2(b) **Parking:** 13 unreserved and no reserved vehicle parking spaces at a monthly cost of $ None per unreserved space and $NOne per reserved space. (See Paragraph 2.6)

1.3 **Term:** Three years and NO months ("**Original Term**") commencing March 1, 2010 ("**Commencement Date**") and ending February 28, 2013 ("**Expiration Date**"). (See also Paragraph 3)

1.4 **Early Possession:** If the Premises are available Lessee may have non-exclusive possession of the Premises commencing February 1, 2010 ("**Early Possession Date**"). (See also Paragraphs 3.2 and 3.3)

1.5 **Base Rent:** $See Addendum per month ("**Base Rent**)", payable on the First day of each month commencing March 1, 2010. (See also Paragraph 4)

☑ If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted. See Paragraph ________

1.6 **Lessee's Share of Operating Expense Increase:** Nine and 1/2 percent percent (9.5 %) ("**Lessee's Share**"). In the event that that size of the Premises and/or the Project are modified during the term of this Lease, Lessor shall recalculate Lessee's Share to reflect such modification.

1.7 **Base Rent and Other Monies Paid Upon Execution:**

(a) **Base Rent:** $2,716.00 for the period March 1 to March 31,2010.

(b) **Security Deposit:** $2,716.00 ("**Security Deposit**"). (See also Paragraph 5)

(c) **Parking:** $________ for the period ________.

(d) **Other:** $2,716.00 for credit against last month's rent.

(e) **Total Due Upon Execution of this Lease:** $8,148.00.

1.8 **Agreed Use:** General Office. (See also Paragraph 6)

1.9 **Base Year; Insuring Party.** The Base Year is 2009. Lessor is the "**Insuring Party**". (See also Paragraphs 4.2 and 8)

1.10 **Real Estate Brokers:** (See also Paragraph 15)

(a) **Representation:** The following real estate brokers (the "**Brokers**") and brokerage relationships exist in this transaction (check applicable boxes):

☐ ________ represents Lessor exclusively ("**Lessor's Broker**");

☐ ________ represents Lessee exclusively ("**Lessee's Broker**"); or

☐ ________ represents both Lessor and Lessee ("**Dual Agency**").

(b) **Payment to Brokers:** Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Brokers the brokerage fee agreed to in a separate written agreement (or if there is no such agreement, the sum of None or ____% of the total Base Rent for the brokerage services rendered by the Brokers).

1.11 **Guarantor.** The obligations of the Lessee under this Lease shall be guaranteed by None ("**Guarantor**"). (See also Paragraph 37)

1.12 **Business Hours for the Building:** 8 a.m. to 5 p.m., Mondays through Fridays (except Building Holidays) and none a.m. to none p.m. on Saturdays (except Building Holidays). "**Building Holidays**" shall mean the dates of observation of New Year's Day, President's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day, and None.

1.13 **Lessor Supplied Services.** Notwithstanding the provisions of Paragraph 11.1, Lessor is NOT obligated to provide the following:

☑ Janitorial services

TG 1-4-2010

STANDARD MULTI-TENANT OFFICE LEASE - GROSS

AIR COMMERCIAL REAL ESTATE ASSOCIATION

1. **Basic Provisions ("Basic Provisions").**

1.1 **Parties:** This Lease ("**Lease**"), dated for reference purposes only ____________________,
is made by and between A. Pimentel, Barbara Helwig and the Estate of Edwin Helwig ____________________ ("**Lessor**")
and Sona Soft Corporation, A California Corporation ____________________ ("**Lessee**"),
(collectively the "**Parties**", or individually a "**Party**").

1.2(a) **Premises:** That certain portion of the Project (as defined below), known as Suite Numbers(s) 203, ________ floor(s), consisting of approximately 3233 rentable square feet and approximately 2800 useable square feet("**Premises**"). The Premises are located at: 2150 Trade Zone Blvd., in the City of San Jose, County of Santa Clara, State of California, with zip code 95131. In addition to Lessee's rights to use and occupy the Premises as hereinafter specified, Lessee shall have non-exclusive rights to the Common Areas (as defined in Paragraph 2.7 below) as hereinafter specified, but shall not have any rights to the roof, the exterior walls, the area above the dropped ceilings, or the utility raceways of the building containing the Premises ("**Building**") or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "**Project.**" The Project consists of approximately 34,001 rentable square feet. (See also Paragraph 2)

1.2(b) **Parking:** 13 unreserved and no reserved vehicle parking spaces at a monthly cost of $ None per unreserved space and $NOne per reserved space. (See Paragraph 2.6)

1.3 **Term:** Three years and NO months ("**Original Term**") commencing March 1, 2010 ("**Commencement Date**") and ending February 28, 2013 ("**Expiration Date**"). (See also Paragraph 3)

1.4 **Early Possession:** If the Premises are available Lessee may have non-exclusive possession of the Premises commencing February 1, 2010 ("**Early Possession Date**"). (See also Paragraphs 3.2 and 3.3)

1.5 **Base Rent:** $See Addendum per month ("**Base Rent**)", payable on the First day of each month commencing March 1, 2010. (See also Paragraph 4)

☑ If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted. See Paragraph ________

1.6 **Lessee's Share of Operating Expense Increase:** Nine and 1/2 percent percent (9.5 %) ("**Lessee's Share**"). In the event that that size of the Premises and/or the Project are modified during the term of this Lease, Lessor shall recalculate Lessee's Share to reflect such modification.

1.7 **Base Rent and Other Monies Paid Upon Execution:**

(a) **Base Rent:** $2,716.00 for the period March 1 to March 31,2010.

(b) **Security Deposit:** $2,716.00 ("**Security Deposit**"). (See also Paragraph 5)

(c) **Parking:** $________ for the period ________.

(d) **Other:** $2,716.00 for credit against last month's rent.

(e) **Total Due Upon Execution of this Lease:** $8,148.00.

1.8 **Agreed Use:** General Office. (See also Paragraph 6)

1.9 **Base Year; Insuring Party.** The Base Year is 2009. Lessor is the "**Insuring Party**". (See also Paragraphs 4.2 and 8)

1.10 **Real Estate Brokers:** (See also Paragraph 15)

(a) **Representation:** The following real estate brokers (the "**Brokers**") and brokerage relationships exist in this transaction (check applicable boxes):

☐ ____________________ represents Lessor exclusively ("**Lessor's Broker**");

☐ ____________________ represents Lessee exclusively ("**Lessee's Broker**"); or

☐ ____________________ represents both Lessor and Lessee ("**Dual Agency**").

(b) **Payment to Brokers:** Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Brokers the brokerage fee agreed to in a separate written agreement (or if there is no such agreement, the sum of None or ____% of the total Base Rent for the brokerage services rendered by the Brokers).

1.11 **Guarantor.** The obligations of the Lessee under this Lease shall be guaranteed by None ("**Guarantor**"). (See also Paragraph 37)

1.12 **Business Hours for the Building:** 8 a.m. to 5 p.m., Mondays through Fridays (except Building Holidays) and none a.m. to none p.m. on Saturdays (except Building Holidays). "**Building Holidays**" shall mean the dates of observation of New Year's Day, President's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day, and None.

1.13 **Lessor Supplied Services.** Notwithstanding the provisions of Paragraph 11.1, Lessor is NOT obligated to provide the following:

☑ Janitorial services

TG
1-4-2010

☑ Electricity

☐ Other (specify): ______

1.14 **Attachments.** Attached hereto are the following, all of which constitute a part of this Lease:

☑ an Addendum consisting of Paragraphs 51 through 53;

☐ a plot plan depicting the Premises;

☐ a current set of the Rules and Regulations;

☐ a Work Letter;

☐ a janitorial schedule;

☐ other (specify): ______

2. **Premises.**

2.1 **Letting.** Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the Premises, for the term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. While the approximate square footage of the Premises may have been used in the marketing of the Premises for purposes of comparison, the Base Rent stated herein is NOT tied to square footage and is not subject to adjustment should the actual size be determined to be different. **Note: Lessee is advised to verify the actual size prior to executing this Lease.**

2.2 **Condition.** Lessor shall deliver the Premises to Lessee in a clean condition on the Commencement Date or the Early Possession Date, whichever first occurs ("**Start Date**"), and warrants that the existing electrical, plumbing, fire sprinkler, lighting, heating, ventilating and air conditioning systems ("**HVAC**"), and all other items which the Lessor is obligated to construct pursuant to the Work Letter attached hereto, if any, other than those constructed by Lessee, shall be in good operating condition on said date, that the structural elements of the roof, bearing walls and foundation of the Unit shall be free of material defects, and that the Premises do not contain hazardous levels of any mold or fungi defined as toxic under applicable state or federal law.

2.3 **Compliance.** Lessor warrants to the best of its knowledge that the improvements comprising the Premises and the Common Areas comply with the building codes that were in effect at the time that each such improvement, or portion thereof, was constructed, and also with all applicable laws, covenants or restrictions of record, regulations, and ordinances ("**Applicable Requirements**") in effect on the Start Date. Said warranty does not apply to the use to which Lessee will put the Premises, modifications which may be required by the Americans with Disabilities Act or any similar laws as a result of Lessee's use (see Paragraph 49), or to any Alterations or Utility Installations (as defined in Paragraph 7.3(a)) made or to be made by Lessee. **NOTE: Lessee is responsible for determining whether or not the zoning and other Applicable Requirements are appropriate for Lessee's intended use, and acknowledges that past uses of the Premises may no longer be allowed.** If the Premises do not comply with said warranty, Lessor shall, except as otherwise provided, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, rectify the same. If the Applicable Requirements are hereafter changed so as to require during the term of this Lease the construction of an addition to or an alteration of the Premises, the remediation of any Hazardous Substance, or the reinforcement or other physical modification of the Premises ("**Capital Expenditure**"), Lessor and Lessee shall allocate the cost of such work as follows:

(a) Subject to Paragraph 2.3(c) below, if such Capital Expenditures are required as a result of the specific and unique use of the Premises by Lessee as compared with uses by tenants in general, Lessee shall be fully responsible for the cost thereof, provided, however that if such Capital Expenditure is required during the last 2 years of this Lease and the cost thereof exceeds 6 months' Base Rent, Lessee may instead terminate this Lease unless Lessor notifies Lessee, in writing, within 10 days after receipt of Lessee's termination notice that Lessor has elected to pay the difference between the actual cost thereof and the amount equal to 6 months' Base Rent. If Lessee elects termination, Lessee shall immediately cease the use of the Premises which requires such Capital Expenditure and deliver to Lessor written notice specifying a termination date at least 90 days thereafter. Such termination date shall, however, in no event be earlier than the last day that Lessee could legally utilize the Premises without commencing such Capital Expenditure.

(b) If such Capital Expenditure is not the result of the specific and unique use of the Premises by Lessee (such as, governmentally mandated seismic modifications), then Lessor shall pay for such Capital Expenditure and Lessee shall only be obligated to pay, each month during the remainder of the term of this Lease or any extension thereof, on the date that on which the Base Rent is due, an amount equal to 144th of the portion of such costs reasonably attributable to the Premises. Lessee shall pay Interest on the balance but may prepay its obligation at any time. If, however, such Capital Expenditure is required during the last 2 years of this Lease or if Lessor reasonably determines that it is not economically feasible to pay its share thereof, Lessor shall have the option to terminate this Lease upon 90 days prior written notice to Lessee unless Lessee notifies Lessor, in writing, within 10 days after receipt of Lessor's termination notice that Lessee will pay for such Capital Expenditure. If Lessor does not elect to terminate, and fails to tender its share of any such Capital Expenditure, Lessee may advance such funds and deduct same, with Interest, from Rent until Lessor's share of such costs have been fully paid. If Lessee is unable to finance Lessor's share, or if the balance of the Rent due and payable for the remainder of this Lease is not sufficient to fully reimburse Lessee on an offset basis, Lessee shall have the right to terminate this Lease upon 30 days written notice to Lessor.

(c) Notwithstanding the above, the provisions concerning Capital Expenditures are intended to apply only to nonvoluntary, unexpected, and new Applicable Requirements. If the Capital Expenditures are instead triggered by Lessee as a result of an actual or proposed change in use, change in intensity of use, or modification to the Premises then, and in that event, Lessee shall either: (i) immediately cease such changed use or intensity of use and/or take such other steps as may be necessary to eliminate the requirement for such Capital Expenditure, or (ii) complete such Capital Expenditure at its own expense. Lessee shall not have any right to terminate this Lease.

2.4 **Acknowledgements.** Lessee acknowledges that: (a) it has been given an opportunity to inspect and measure the Premises, (b) Lessee has been advised by Lessor and/or Brokers to satisfy itself with respect to the size and condition of the Premises (including but not limited to the electrical, HVAC and fire sprinkler systems, security, environmental aspects, and compliance with Applicable Requirements), and their suitability for Lessee's intended use, (c) Lessee has made such investigation as it deems necessary with reference to such matters and assumes all responsibility therefor as the same relate to its occupancy of the Premises, (d) it is not relying on any representation as to the size of the Premises made by Brokers or Lessor, (e) the square footage of the Premises was not material to Lessee's decision to lease the Premises and pay the Rent stated herein, and (f) neither Lessor, Lessor's agents, nor Brokers have made any oral or written representations or warranties with respect to said matters other than as set forth in this Lease. In addition, Lessor acknowledges that: (i) Brokers have made no representations, promises or warranties concerning Lessee's ability to honor the Lease or suitability to occupy the Premises, and (ii) it is Lessor's sole responsibility to investigate the financial capability and/or suitability of all proposed tenants.

2.5 **Lessee as Prior Owner/Occupant.** The warranties made by Lessor in Paragraph 2 shall be of no force or effect if immediately prior to the Start Date, Lessee was the owner or occupant of the Premises. In such event, Lessee shall be responsible for any necessary corrective work.

2.6 **Vehicle Parking.** So long as Lessee is not in default, and subject to the Rules and Regulations attached hereto, and as established by Lessor from time to time, Lessee shall be entitled to rent and use the number of parking spaces specified in Paragraph 1.2(b) at the rental rate applicable from time to time for monthly parking as set by Lessor and/or its licensee.

(a) If Lessee commits, permits or allows any of the prohibited activities described in the Lease or the rules then in effect, then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

(b) The monthly rent per parking space specified in Paragraph 1.2(b) is subject to change upon 30 days prior written notice to Lessee. The rent for the parking is payable one month in advance prior to the first day of each calendar month.

2.7 **Common Areas - Definition.** The term "**Common Areas**" is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Project and interior utility raceways and installations within the Premises that are provided and designated by the Lessor from time to time for the general nonexclusive use of Lessor, Lessee and other tenants of the Project and their respective employees, suppliers, shippers, customers, contractors and invitees, including, but not limited to, common entrances, lobbies, corridors, stairwells, public restrooms, elevators, parking areas, loading and unloading areas, trash areas, roadways, walkways, driveways and landscaped areas.

2.8 **Common Areas - Lessee's Rights.** Lessor grants to Lessee, for the benefit of Lessee and its employees, suppliers, shippers, contractors, customers and invitees, during the term of this Lease, the nonexclusive right to use, in common with others entitled to such use, the Common Areas as they exist from time to time, subject to any rights, powers, and privileges reserved by Lessor under the terms hereof or under the terms of any rules and regulations or restrictions governing the use of the Project. Under no circumstances shall the right herein granted to use the Common Areas be deemed to include the right to store any property, temporarily or permanently, in the Common Areas. Any such storage shall be permitted only by the prior written consent of Lessor or Lessor's designated agent, which consent may be revoked at any time. In the event that any unauthorized storage shall occur then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove the property and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

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2.9 **Common Areas - Rules and Regulations.** Lessor or such other person(s) as Lessor may appoint shall have the exclusive control and management of the Common Areas and shall have the right, from time to time, to adopt, modify, amend and enforce reasonable rules and regulations ("**Rules and Regulations**") for the management, safety, care, and cleanliness of the grounds, the parking and unloading of vehicles and the preservation of good order, as well as for the convenience of other occupants or tenants of the Building and the Project and their invitees. The Lessee agrees to abide by and conform to all such Rules and Regulations, and shall use its best efforts to cause its employees, suppliers, shippers, customers, contractors and invitees to so abide and conform. Lessor shall not be responsible to Lessee for the noncompliance with said Rules and Regulations by other tenants of the Project.

2.10 **Common Areas - Changes.** Lessor shall have the right, in Lessor's sole discretion, from time to time:

(a) To make changes to the Common Areas, including, without limitation, changes in the location, size, shape and number of the lobbies, windows, stairways, air shafts, elevators, escalators, restrooms, driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas, walkways and utility raceways;

(b) To close temporarily any of the Common Areas for maintenance purposes so long as reasonable access to the Premises remains available;

(c) To designate other land outside the boundaries of the Project to be a part of the Common Areas;

(d) To add additional buildings and improvements to the Common Areas;

(e) To use the Common Areas while engaged in making additional improvements, repairs or alterations to the Project, or any portion thereof; and

(f) To do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Project as Lessor may, in the exercise of sound business judgment, deem to be appropriate.

3. **Term.**

3.1 **Term.** The Commencement Date, Expiration Date and Original Term of this Lease are as specified in Paragraph 1.3.

3.2 **Early Possession.** Any provision herein granting Lessee Early Possession of the Premises is subject to and conditioned upon the Premises being available for such possession prior to the Commencement Date. Any grant of Early Possession only conveys a non-exclusive right to occupy the Premises. If Lessee totally or partially occupies the Premises prior to the Commencement Date, the obligation to pay Base Rent shall be abated for the period of such Early Possession. All other terms of this Lease (including but not limited to the obligations to pay Lessee's Share of the Operating Expense Increase) shall be in effect during such period. Any such Early Possession shall not affect the Expiration Date.

3.3 **Delay In Possession.** Lessor agrees to use its best commercially reasonable efforts to deliver possession of the Premises to Lessee by the Commencement Date. If, despite said efforts, Lessor is unable to deliver possession by such date, Lessor shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease. Lessee shall not, however, be obligated to pay Rent or perform its other obligations until Lessor delivers possession of the Premises and any period of rent abatement that Lessee would otherwise have enjoyed shall run from the date of delivery of possession and continue for a period equal to what Lessee would otherwise have enjoyed under the terms hereof, but minus any days of delay caused by the acts or omissions of Lessee. If possession is not delivered within 60 days after the Commencement Date, as the same may be extended under the terms of any Work Letter executed by Parties, Lessee may, at its option, by notice in writing within 10 days after the end of such 60 day period, cancel this Lease, in which event the Parties shall be discharged from all obligations hereunder. If such written notice is not received by Lessor within said 10 day period, Lessee's right to cancel shall terminate. If possession of the Premises is not delivered within 120 days after the Commencement Date, this Lease shall terminate unless other agreements are reached between Lessor and Lessee, in writing.

3.4 **Lessee Compliance.** Lessor shall not be required to deliver possession of the Premises to Lessee until Lessee complies with its obligation to provide evidence of insurance (Paragraph 8.5). Pending delivery of such evidence, Lessee shall be required to perform all of its obligations under this Lease from and after the Start Date, including the payment of Rent, notwithstanding Lessor's election to withhold possession pending receipt of such evidence of insurance. Further, if Lessee is required to perform any other conditions prior to or concurrent with the Start Date, the Start Date shall occur but Lessor may elect to withhold possession until such conditions are satisfied.

4. **Rent.**

4.1. **Rent Defined.** All monetary obligations of Lessee to Lessor under the terms of this Lease (except for the Security Deposit) are deemed to be rent ("**Rent**").

4.2 **Operating Expense Increase.** Lessee shall pay to Lessor during the term hereof, in addition to the Base Rent, Lessee's Share of the amount by which all Operating Expenses for each Comparison Year exceeds the amount of all Operating Expenses for the Base Year, such excess being hereinafter referred to as the "**Operating Expense Increase**", in accordance with the following provisions:

(a) "**Base Year**" is as specified in Paragraph 1.9.

(b) "**Comparison Year**" is defined as each calendar year during the term of this Lease subsequent to the Base Year; provided, however, Lessee shall have no obligation to pay a share of the Operating Expense Increase applicable to the first 12 months of the Lease Term (other than such as are mandated by a governmental authority, as to which government mandated expenses Lessee shall pay Lessee's Share, notwithstanding they occur during the first twelve (12) months). Lessee's Share of the Operating Expense Increase for the first and last Comparison Years of the Lease Term shall be prorated according to that portion of such Comparison Year as to which Lessee is responsible for a share of such increase.

(c) The following costs relating to the ownership and operation of the Project, calculated as if the Project was at least 95% occupied, are defined as "**Operating Expenses**" :

(i) Costs relating to the operation, repair, and maintenance in neat, clean, safe, good order and condition, but not the replacement (see subparagraph (g)), of the following:

(aa) The Common Areas, including their surfaces, coverings, decorative items, carpets, drapes and window coverings, and including parking areas, loading and unloading areas, trash areas, roadways, sidewalks, walkways, stairways, parkways, driveways, landscaped areas, striping, bumpers, irrigation systems, Common Area lighting facilities, building exteriors and roofs, fences and gates;

(bb) All heating, air conditioning, plumbing, electrical systems, life safety equipment, communication systems and other equipment used in common by, or for the benefit of, tenants or occupants of the Project, including elevators and escalators, tenant directories, fire detection systems including sprinkler system maintenance and repair.

(ii) The cost of trash disposal, janitorial and security services, pest control services, and the costs of any environmental inspections;

(iii) The cost of any other service to be provided by Lessor that is elsewhere in this Lease stated to be an "Operating Expense";

(iv) The cost of the premiums for the insurance policies maintained by Lessor pursuant to paragraph 8 and any deductible portion of an insured loss concerning the Building or the Common Areas;

(v) The amount of the Real Property Taxes payable by Lessor pursuant to paragraph 10;

(vi) The cost of water, sewer, gas, electricity, and other publicly mandated services not separately metered;

(vii) Labor, salaries, and applicable fringe benefits and costs, materials, supplies and tools, used in maintaining and/or cleaning the Project and accounting and management fees attributable to the operation of the Project;

(viii) The cost of any capital improvement to the Building or the Project not covered under the provisions of Paragraph 2.3 provided; however, that Lessor shall allocate the cost of any such capital improvement over a 12 year period and Lessee shall not be required to pay more than Lessee's Share of 1/144th of the cost of such Capital Expenditure in any given month;

(ix) The cost to replace equipment or improvements that have a useful life for accounting purposes of 5 years or less.

(x) Reserves set aside for maintenance, repair and/or replacement of Common Area improvements and equipment.

(d) Any item of Operating Expense that is specifically attributable to the Premises, the Building or to any other building in the Project or to the operation, repair and maintenance thereof, shall be allocated entirely to such Premises, Building, or other building. However, any such item that is not specifically attributable to the Building or to any other building or to the operation, repair and maintenance thereof, shall be equitably allocated by Lessor to all buildings in the Project.

(e) The inclusion of the improvements, facilities and services set forth in Subparagraph 4.2(c) shall not be deemed to impose an obligation upon Lessor to either have said improvements or facilities or to provide those services unless the Project already has the same, Lessor already provides the services, or Lessor has agreed elsewhere in this Lease to provide the same or some of them.

(f) Lessee's Share of Operating Expense Increase is payable monthly on the same day as the Base Rent is due hereunder. The amount of such payments shall be based on Lessor's estimate of the Operating Expense Expenses. Within 60 days after written request (but not more than once each year) Lessor shall deliver to Lessee a reasonably detailed statement showing Lessee's Share of the actual Common Area Operating Expenses incurred during the preceding year. If Lessee's payments during such Year exceed Lessee's Share, Lessee shall credit the amount of such over-payment against Lessee's future payments. If Lessee's payments during such Year were less than Lessee's Share, Lessee shall pay to Lessor the amount of the deficiency within 10 days after delivery by Lessor to Lessee of said statement. Lessor and Lessee shall forthwith adjust

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between them by cash payment any balance determined to exist with respect to that portion of the last Comparison Year for which Lessee is responsible as to Operating Expense Increases, notwithstanding that the Lease term may have terminated before the end of such Comparison Year.

(g) Operating Expenses shall not include the costs of replacement for equipment or capital components such as the roof, foundations, exterior walls or a Common Area capital improvement, such as the parking lot paving, elevators, fences that have a useful life for accounting purposes of 5 years or more.

(h) Operating Expenses shall not include any expenses paid by any tenant directly to third parties, or as to which Lessor is otherwise reimbursed by any third party, other tenant, or by insurance proceeds.

4.3 **Payment**. Lessee shall cause payment of Rent to be received by Lessor in lawful money of the United States on or before the day on which it is due, without offset or deduction (except as specifically permitted in this Lease). All monetary amounts shall be rounded to the nearest whole dollar. In the event that any invoice prepared by Lessor is inaccurate such inaccuracy shall not constitute a waiver and Lessee shall be obligated to pay the amount set forth in this Lease. Rent for any period during the term hereof which is for less than one full calendar month shall be prorated based upon the actual number of days of said month. Payment of Rent shall be made to Lessor at its address stated herein or to such other persons or place as Lessor may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Lessor's rights to the balance of such Rent, regardless of Lessor's endorsement of any check so stating. In the event that any check, draft, or other instrument of payment given by Lessee to Lessor is dishonored for any reason, Lessee agrees to pay to Lessor the sum of $25 in addition to any Late Charge and Lessor, at its option, may require all future Rent be paid by cashier's check. Payments will be applied first to accrued late charges and attorney's fees, second to accrued interest, then to Base Rent and Common Area Operating Expenses, and any remaining amount to any other outstanding charges or costs.

5. **Security Deposit**. Lessee shall deposit with Lessor upon execution hereof the Security Deposit as security for Lessee's faithful performance of its obligations under this Lease. If Lessee fails to pay Rent, or otherwise Defaults under this Lease, Lessor may use, apply or retain all or any portion of said Security Deposit for the payment of any amount already due Lessor, for Rents which will be due in the future, and/ or to reimburse or compensate Lessor for any liability, expense, loss or damage which Lessor may suffer or incur by reason thereof. If Lessor uses or applies all or any portion of the Security Deposit, Lessee shall within 10 days after written request therefor deposit monies with Lessor sufficient to restore said Security Deposit to the full amount required by this Lease. If the Base Rent increases during the term of this Lease, Lessee shall, upon written request from Lessor, deposit additional monies with Lessor so that the total amount of the Security Deposit shall at all times bear the same proportion to the increased Base Rent as the initial Security Deposit bore to the initial Base Rent. Should the Agreed Use be amended to accommodate a material change in the business of Lessee or to accommodate a sublessee or assignee, Lessor shall have the right to increase the Security Deposit to the extent necessary, in Lessor's reasonable judgment, to account for any increased wear and tear that the Premises may suffer as a result thereof. If a change in control of Lessee occurs during this Lease and following such change the financial condition of Lessee is, in Lessor's reasonable judgment, significantly reduced, Lessee shall deposit such additional monies with Lessor as shall be sufficient to cause the Security Deposit to be at a commercially reasonable level based on such change in financial condition. Lessor shall not be required to keep the Security Deposit separate from its general accounts. Within 90 days after the expiration or termination of this Lease, Lessor shall return that portion of the Security Deposit not used or applied by Lessor. No part of the Security Deposit shall be considered to be held in trust, to bear interest or to be prepayment for any monies to be paid by Lessee under this Lease.

6. **Use**.

6.1 **Use**. Lessee shall use and occupy the Premises only for the Agreed Use, or any other legal use which is reasonably comparable thereto, and for no other purpose. Lessee shall not use or permit the use of the Premises in a manner that is unlawful, creates damage, waste or a nuisance, or that disturbs occupants of or causes damage to neighboring premises or properties. Other than guide, signal and seeing eye dogs, Lessee shall not keep or allow in the Premises any pets, animals, birds, fish, or reptiles. Lessor shall not unreasonably withhold or delay its consent to any written request for a modification of the Agreed Use, so long as the same will not impair the structural integrity of the improvements of the Building, will not adversely affect the mechanical, electrical, HVAC, and other systems of the Building, and/or will not affect the exterior appearance of the Building. If Lessor elects to withhold consent, Lessor shall within 7 days after such request give written notification of same, which notice shall include an explanation of Lessor's objections to the change in the Agreed Use.

6.2 **Hazardous Substances**.

(a) **Reportable Uses Require Consent**. The term "Hazardous Substance" as used in this Lease shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment or the Premises, (ii) regulated or monitored by any governmental authority, or (iii) a basis for potential liability of Lessor to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substances shall include, but not be limited to, hydrocarbons, petroleum, gasoline, and/or crude oil or any products, byproducts or fractions thereof. Lessee shall not engage in any activity in or on the Premises which constitutes a Reportable Use of Hazardous Substances without the express prior written consent of Lessor and timely compliance (at Lessee's expense) with all Applicable Requirements. "Reportable Use" shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use, transportation, or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (iii) the presence at the Premises of a Hazardous Substance with respect to which any Applicable Requirements requires that a notice be given to persons entering or occupying the Premises or neighboring properties. Notwithstanding the foregoing, Lessee may use any ordinary and customary materials reasonably required to be used in the normal course of the Agreed Use such as ordinary office supplies (copier toner, liquid paper, glue, etc.) and common household cleaning materials, so long as such use is in compliance with all Applicable Requirements, is not a Reportable Use, and does not expose the Premises or neighboring property to any meaningful risk of contamination or damage or expose Lessor to any liability therefor. In addition, Lessor may condition its consent to any Reportable Use upon receiving such additional assurances as Lessor reasonably deems necessary to protect itself, the public, the Premises and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before Lease expiration or termination) of protective modifications (such as concrete encasements) and/or increasing the Security Deposit.

(b) **Duty to Inform Lessor**. If Lessee knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Premises, other than as previously consented to by Lessor, Lessee shall immediately give written notice of such fact to Lessor, and provide Lessor with a copy of any report, notice, claim or other documentation which it has concerning the presence of such Hazardous Substance.

(c) **Lessee Remediation**. Lessee shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises (including through the plumbing or sanitary sewer system) and shall promptly, at Lessee's expense, comply with all Applicable Requirements and take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises or neighboring properties, that was caused or materially contributed to by Lessee, or pertaining to or involving any Hazardous Substance brought onto the Premises during the term of this Lease, by or for Lessee, or any third party.

(d) **Lessee Indemnification**. Lessee shall indemnify, defend and hold Lessor, its agents, employees, lenders and ground lessor, if any, harmless from and against any and all loss of rents and/or damages, liabilities, judgments, claims, expenses, penalties, and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Premises by or for Lessee, or any third party (provided, however, that Lessee shall have no liability under this Lease with respect to underground migration of any Hazardous Substance under the Premises from areas outside of the Project not caused or contributed to by Lessee). Lessee's obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Lessee, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. No termination, cancellation or release agreement entered into by Lessor and Lessee shall release Lessee from its obligations under this Lease with respect to Hazardous Substances, unless specifically so agreed by Lessor in writing at the time of such agreement.

(e) **Lessor Indemnification**. Lessor and its successors and assigns shall indemnify, defend, reimburse and hold Lessee, its employees and lenders, harmless from and against any and all environmental damages, including the cost of remediation, which result from Hazardous Substances which existed on the Premises prior to Lessee's occupancy or which are caused by the gross negligence or willful misconduct of Lessor, its agents or employees. Lessor's obligations, as and when required by the Applicable Requirements, shall include, but not be limited to, the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease.

(f) **Investigations and Remediations**. Lessor shall retain the responsibility and pay for any investigations or remediation measures required by governmental entities having jurisdiction with respect to the existence of Hazardous Substances on the Premises prior to Lessee's occupancy, unless such remediation measure is required as a result of Lessee's use (including "Alterations", as defined in paragraph 7.3(a) below) of the Premises, in which event Lessee shall be responsible for such payment. Lessee shall cooperate fully in any such activities at the request of Lessor, including allowing Lessor and Lessor's agents to have reasonable access to the Premises at reasonable times in order to carry out Lessor's investigative and remedial responsibilities.

(g) **Lessor Termination Option**. If a Hazardous Substance Condition (see Paragraph 9.1(e)) occurs during the term of this Lease, unless Lessee is legally responsible therefor (in which case Lessee shall make the investigation and remediation thereof required by the Applicable

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Requirements and this Lease shall continue in full force and effect, but subject to Lessor's rights under Paragraph 6.2(d) and Paragraph 13), Lessor may, at Lessor's option, either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to remediate such condition exceeds 12 times the then monthly Base Rent or $100,000, whichever is greater, give written notice to Lessee, within 30 days after receipt by Lessor of knowledge of the occurrence of such Hazardous Substance Condition, of Lessor's desire to terminate this Lease as of the date 60 days following the date of such notice. In the event Lessor elects to give a termination notice, Lessee may, within 10 days thereafter, give written notice to Lessor of Lessee's commitment to pay the amount by which the cost of the remediation of such Hazardous Substance Condition exceeds an amount equal to 12 times the then monthly Base Rent or $100,000, whichever is greater. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within 30 days following such commitment. In such event, this Lease shall continue in full force and effect, and Lessor shall proceed to make such remediation as soon as reasonably possible after the required funds are available. If Lessee does not give such notice and provide the required funds or assurance thereof within the time provided, this Lease shall terminate as of the date specified in Lessor's notice of termination.

6.3 **Lessee's Compliance with Applicable Requirements.** Except as otherwise provided in this Lease, Lessee shall, at Lessee's sole expense, fully, diligently and in a timely manner, materially comply with all Applicable Requirements, the requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Lessor's engineers and/or consultants which relate in any manner to the Premises, without regard to whether said requirements are now in effect or become effective after the Start Date. Lessee shall, within 10 days after receipt of Lessor's written request, provide Lessor with copies of all permits and other documents, and other information evidencing Lessee's compliance with any Applicable Requirements specified by Lessor, and shall immediately upon receipt, notify Lessor in writing (with copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Lessee or the Premises to comply with any Applicable Requirements. Likewise, Lessee shall immediately give written notice to Lessor of: (i) any water damage to the Premises and any suspected seepage, pooling, dampness or other condition conducive to the production of mold; or (ii) any mustiness or other odors that might indicate the presence of mold in the Premises.

6.4 **Inspection; Compliance.** Lessor and Lessor's "Lender" (as defined in Paragraph 30) and consultants shall have the right to enter into Premises at any time, in the case of an emergency, and otherwise at reasonable times, after reasonable notice, for the purpose of inspecting the condition of the Premises and for verifying compliance by Lessee with this Lease. The cost of any such inspections shall be paid by Lessor, unless a violation of Applicable Requirements, or a Hazardous Substance Condition (see paragraph 9.1e) is found to exist or be imminent, or the inspection is requested or ordered by a governmental authority. In such case, Lessee shall upon request reimburse Lessor for the cost of such inspection, so long as such inspection is reasonably related to the violation or contamination. In addition, Lessee shall provide copies of all relevant material safety data sheets (MSDS) to Lessor within 10 days of the receipt of written request therefor.

7. **Maintenance; Repairs; Utility Installations; Trade Fixtures and Alterations.**

7.1 **Lessee's Obligations.** Notwithstanding Lessor's obligation to keep the Premises in good condition and repair, Lessee shall be responsible for payment of the cost thereof to Lessor as additional rent for that portion of the cost of any maintenance and repair of the Premises, or any equipment (wherever located) that serves only Lessee or the Premises, to the extent such cost is attributable to abuse or misuse. Lessee shall be responsible for the cost of painting, repairing or replacing wall coverings, and to repair or replace any improvements with the Premises. Lessor may, at its option, upon reasonable notice, elect to have Lessee perform any particular such maintenance or repairs the cost of which is otherwise Lessee's responsibility hereunder.

7.2 **Lessor's Obligations.** Subject to the provisions of Paragraphs 2.2 (Condition), 2.3 (Compliance), 4.2 (Operating Expenses), 6 (Use), 7.1 (Lessee's Obligations), 9 (Damage or Destruction) and 14 (Condemnation), Lessor, subject to reimbursement pursuant to Paragraph 4.2, shall keep in good order, condition and repair the foundations, exterior walls, structural condition of interior bearing walls, exterior roof, fire sprinkler system, fire alarm and/or smoke detection systems, fire hydrants, and the Common Areas. Lessee expressly waives the benefit of any statute now or hereafter in effect to the extent it is inconsistent with the terms of this Lease.

7.3 **Utility Installations; Trade Fixtures; Alterations.**

(a) **Definitions.** The term "Utility Installations" refers to all floor and window coverings, air lines, vacuum lines, power panels, electrical distribution, security and fire protection systems, communication cabling, lighting fixtures, HVAC equipment, and plumbing in or on the Premises. The term "Trade Fixtures" shall mean Lessee's machinery and equipment that can be removed without doing material damage to the Premises. The term " Alterations" shall mean any modification of the improvements, other than Utility Installations or Trade Fixtures, whether by addition or deletion. "Lessee Owned Alterations and/or Utility Installations" are defined as Alterations and/or Utility Installations made by Lessee that are not yet owned by Lessor pursuant to Paragraph 7.4(a).

(b) **Consent.** Lessee shall not make any Alterations or Utility Installations to the Premises without Lessor's prior written consent. Lessee may, however, make non-structural Alterations or Utility Installations to the interior of the Premises (excluding the roof) without such consent but upon notice to Lessor, as long as they are not visible from the outside, do not involve puncturing, relocating or removing the roof, ceilings, floors or any existing walls, will not affect the electrical, plumbing, HVAC, and/or life safety systems, and the cumulative cost thereof during this Lease as extended does not exceed $2000. Notwithstanding the foregoing, Lessee shall not make or permit any roof penetrations and/or install anything on the roof without the prior written approval of Lessor. Lessor may, as a precondition to granting such approval, require Lessee to utilize a contractor chosen and/or approved by Lessor. Any Alterations or Utility Installations that Lessee shall desire to make and which require the consent of the Lessor shall be presented to Lessor in written form with detailed plans. Consent shall be deemed conditioned upon Lessee's: (i) acquiring all applicable governmental permits, (ii) furnishing Lessor with copies of both the permits and the plans and specifications prior to commencement of the work, and (iii) compliance with all conditions of said permits and other Applicable Requirements in a prompt and expeditious manner. Any Alterations or Utility Installations shall be performed in a workmanlike manner with good and sufficient materials. Lessee shall promptly upon completion furnish Lessor with asbuilt plans and specifications. For work which costs an amount in excess of one month's Base Rent, Lessor may condition its consent upon Lessee providing a lien and completion bond in an amount equal to 150% of the estimated cost of such Alteration or Utility Installation and/or upon Lessee's posting an additional Security Deposit with Lessor.

(c) **Liens; Bonds.** Lessee shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Lessee at or for use on the Premises, which claims are or may be secured by any mechanic's or materialmen's lien against the Premises or any interest therein. Lessee shall give Lessor not less than 10 days notice prior to the commencement of any work in, on or about the Premises, and Lessor shall have the right to post notices of non-responsibility. If Lessee shall contest the validity of any such lien, claim or demand, then Lessee shall, at its sole expense defend and protect itself, Lessor and the Premises against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof. If Lessor shall require, Lessee shall furnish a surety bond in an amount equal to 150% of the amount of such contested lien, claim or demand, indemnifying Lessor against liability for the same. If Lessor elects to participate in any such action, Lessee shall pay Lessor's attorneys' fees and costs.

7.4 **Ownership; Removal; Surrender; and Restoration.**

(a) **Ownership.** Subject to Lessor's right to require removal or elect ownership as hereinafter provided, all Alterations and Utility Installations made by Lessee shall be the property of Lessee, but considered a part of the Premises. Lessor may, at any time, elect in writing to be the owner of all or any specified part of the Lessee Owned Alterations and Utility Installations. Unless otherwise instructed per paragraph 7.4(b) hereof, all Lessee Owned Alterations and Utility Installations shall, at the expiration or termination of this Lease, become the property of Lessor and be surrendered by Lessee with the Premises.

(b) **Removal.** By delivery to Lessee of written notice from Lessor not earlier than 90 and not later than 30 days prior to the end of the term of this Lease, Lessor may require that any or all Lessee Owned Alterations or Utility Installations be removed by the expiration or termination of this Lease. Lessor may require the removal at any time of all or any part of any Lessee Owned Alterations or Utility Installations made without the required consent.

(c) **Surrender; Restoration.** Lessee shall surrender the Premises by the Expiration Date or any earlier termination date, with all of the improvements, parts and surfaces thereof clean and free of debris, and in good operating order, condition and state of repair, ordinary wear and tear excepted. "Ordinary wear and tear" shall not include any damage or deterioration that would have been prevented by good maintenance practice. Notwithstanding the foregoing, if this Lease is for 12 months or less, then Lessee shall surrender the Premises in the same condition as delivered to Lessee on the Start Date with NO allowance for ordinary wear and tear. Lessee shall repair any damage occasioned by the installation, maintenance or removal of Trade Fixtures, Lessee owned Alterations and/or Utility Installations, furnishings, and equipment as well as the removal of any storage tank installed by or for Lessee. Lessee shall also completely remove from the Premises any and all Hazardous Substances brought onto the Premises by or for Lessee, or any third party (except Hazardous Substances which were deposited via underground migration from areas outside of the Premises) even if such removal would require Lessee to perform or pay for work that exceeds statutory requirements. Trade Fixtures shall remain the property of Lessee and shall be removed by Lessee. Any personal property of Lessee not removed on or before the Expiration Date or any earlier termination date shall be deemed to have been abandoned by Lessee and may be disposed of or retained by Lessor as Lessor may desire. The failure by Lessee to timely vacate the Premises pursuant to this Paragraph 7.4(c) without the express written consent of Lessor shall constitute a holdover under the provisions of Paragraph 26 below.

8. **Insurance; Indemnity.**

8.1 **Insurance Premiums.** The cost of the premiums for the insurance policies maintained by Lessor pursuant to paragraph 8 are included as Operating Expenses (see paragraph 4.2 (c)(iv)). Said costs shall include increases in the premiums resulting from additional coverage related to requirements of the holder of a mortgage or deed of trust covering the Premises, Building and/or Project, increased valuation of the Premises, Building and/or Project, and/or a general premium rate increase. Said costs shall not, however, include any premium increases resulting from the nature of the occupancy of any other tenant of the Building. If the Project was not insured for the entirety of the Base Year, then the base premium shall be the lowest annual premium reasonably obtainable for the required insurance as of the Start Date, assuming the most nominal use possible of the Building and/or Project. In no event, however, shall Lessee be responsible for any portion of the premium cost attributable to liability insurance coverage in excess of $2,000,000 procured under Paragraph 8.2(b).

8.2 **Liability Insurance.**

(a) **Carried by Lessee.** Lessee shall obtain and keep in force a Commercial General Liability policy of insurance protecting Lessee and Lessor as an additional insured against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be on an occurrence basis providing single limit coverage in an amount not less than $1,000,000 per occurrence with an annual aggregate of not less than $2,000,000. Lessee shall add Lessor as an additional insured by means of an endorsement at least as broad as the Insurance Service Organization's "Additional Insured-Managers or Lessors of Premises" Endorsement and coverage shall also be extended to include damage caused by heat, smoke or fumes from a hostile fire. The policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Lease as an **"insured contract"** for the performance of Lessee's indemnity obligations under this Lease. The limits of said insurance shall not, however, limit the liability of Lessee nor relieve Lessee of any obligation hereunder. Lessee shall provide an endorsement on its liability policy(ies) which provides that its insurance shall be primary to and not contributory with any similar insurance carried by Lessor, whose insurance shall be considered excess insurance only.

(b) **Carried by Lessor.** Lessor shall maintain liability insurance as described in Paragraph 8.2(a), in addition to, and not in lieu of, the insurance required to be maintained by Lessee. Lessee shall not be named as an additional insured therein.

8.3 **Property Insurance - Building, Improvements and Rental Value.**

(a) **Building and Improvements.** Lessor shall obtain and keep in force a policy or policies of insurance in the name of Lessor, with loss payable to Lessor, any ground-lessor, and to any Lender insuring loss or damage to the Building and/or Project. The amount of such insurance shall be equal to the full insurable replacement cost of the Building and/or Project, as the same shall exist from time to time, or the amount required by any Lender, but in no event more than the commercially reasonable and available insurable value thereof. Lessee Owned Alterations and Utility Installations, Trade Fixtures, and Lessee's personal property shall be insured by Lessee not by Lessor. If the coverage is available and commercially appropriate, such policy or policies shall insure against all risks of direct physical loss or damage (except the perils of flood and/or earthquake unless required by a Lender), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the Premises as the result of a covered loss. Said policy or policies shall also contain an agreed valuation provision in lieu of any coinsurance clause, waiver of subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $1,000 per occurrence.

(b) **Rental Value.** Lessor shall also obtain and keep in force a policy or policies in the name of Lessor with loss payable to Lessor and any Lender, insuring the loss of the full Rent for one year with an extended period of indemnity for an additional 180 days **("Rental Value insurance")**. Said insurance shall contain an agreed valuation provision in lieu of any coinsurance clause, and the amount of coverage shall be adjusted annually to reflect the projected Rent otherwise payable by Lessee, for the next 12 month period.

(c) **Adjacent Premises.** Lessee shall pay for any increase in the premiums for the property insurance of the Building and for the Common Areas or other buildings in the Project if said increase is caused by Lessee's acts, omissions, use or occupancy of the Premises.

(d) **Lessee's Improvements.** Since Lessor is the Insuring Party, Lessor shall not be required to insure Lessee Owned Alterations and Utility Installations unless the item in question has become the property of Lessor under the terms of this Lease.

8.4 **Lessee's Property; Business Interruption Insurance.**

(a) **Property Damage.** Lessee shall obtain and maintain insurance coverage on all of Lessee's personal property, Trade Fixtures, and Lessee Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage with a deductible of not to exceed $1,000 per occurrence. The proceeds from any such insurance shall be used by Lessee for the replacement of personal property, Trade Fixtures and Lessee Owned Alterations and Utility Installations. Lessee shall provide Lessor with written evidence that such insurance is in force.

(b) **Business Interruption.** Lessee shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Lessee for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent lessees in the business of Lessee or attributable to prevention of access to the Premises as a result of such perils.

(c) **No Representation of Adequate Coverage.** Lessor makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Lessee's property, business operations or obligations under this Lease.

8.5 **Insurance Policies.** Insurance required herein shall be by companies duly licensed or admitted to transact business in the state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least A-, VI, as set forth in the most current issue of "Best's Insurance Guide", or such other rating as may be required by a Lender. Lessee shall not do or permit to be done anything which invalidates the required insurance policies. Lessee shall, prior to the Start Date, deliver to Lessor certified copies of policies of such insurance or certificates evidencing the existence and amounts of the required insurance. No such policy shall be cancelable or subject to modification except after 10 days prior written notice to Lessor. Lessee shall, at least 30 days prior to the expiration of such policies, furnish Lessor with evidence of renewals or "insurance binders" evidencing renewal thereof, or Lessor may order such insurance and charge the cost thereof to Lessee, which amount shall be payable by Lessee to Lessor upon demand. Such policies shall be for a term of at least one year, or the length of the remaining term of this Lease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

8.6 **Waiver of Subrogation.** Without affecting any other rights or remedies, Lessee and Lessor each hereby release and relieve the other, and waive their entire right to recover damages against the other, for loss of or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Lessor or Lessee, as the case may be, so long as the insurance is not invalidated thereby.

8.7 **Indemnity.** Except for Lessor's gross negligence or willful misconduct, Lessee shall indemnify, protect, defend and hold harmless the Premises, Lessor and its agents, Lessor's master or ground lessor, partners and Lenders, from and against any and all claims, loss of rents and/or damages, liens, judgments, penalties, attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with, the use and/or occupancy of the Premises by Lessee. If any action or proceeding is brought against Lessor by reason of any of the foregoing matters, Lessee shall upon notice defend the same at Lessee's expense by counsel reasonably satisfactory to Lessor and Lessor shall cooperate with Lessee in such defense. Lessor need not have first paid any such claim in order to be defended or indemnified.

8.8 **Exemption of Lessor and its Agents from Liability.** Notwithstanding the negligence or breach of this Lease by Lessor or its agents, neither Lessor nor its agents shall be liable under any circumstances for: (i) injury or damage to the person or goods, wares, merchandise or other property of Lessee, Lessee's employees, contractors, invitees, customers, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, indoor air quality, the presence of mold or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other cause, whether the said injury or damage results from conditions arising upon the Premises or upon other portions of the Building, or from other sources or places, (ii) any damages arising from any act or neglect of any other tenant of Lessor or from the failure of Lessor or its agents to enforce the provisions of any other lease in the Project, or (iii) injury to Lessee's business or for any loss of income or profit therefrom. Instead, it is intended that Lessee's sole recourse in the event of such damages or injury be to file a claim on the insurance policy(ies) that Lessee is required to maintain pursuant to the provisions of paragraph 8.

8.9 **Failure to Provide Insurance.** Lessee acknowledges that any failure on its part to obtain or maintain the insurance required herein will expose Lessor to risks and potentially cause Lessor to incur costs not contemplated by this Lease, the extent of which will be extremely difficult to ascertain. Accordingly, for any month or portion thereof that Lessee does not maintain the required insurance and/or does not provide Lessor with the required binders or certificates evidencing the existence of the required insurance, the Base Rent shall be automatically increased, without any requirement for notice to Lessee, by an amount equal to 10% of the then existing Base Rent or $100, whichever is greater. The parties agree that such increase in Base Rent represents fair and reasonable compensation for the additional risk/costs that Lessor will incur by reason of Lessee's failure to maintain the required insurance. Such increase in Base Rent shall in no event constitute a waiver of Lessee's Default or Breach with respect to the failure to maintain such insurance, prevent the exercise of any of the other rights and remedies granted hereunder, nor relieve Lessee of its obligation to maintain the insurance specified in this Lease.

9. **Damage or Destruction.**

9.1 **Definitions.**

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(a) "Premises Partial Damage" shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations, which can reasonably be repaired in 3 months or less from the date of the damage or destruction, and the cost thereof does not exceed a sum equal to 6 month's Base Rent. Lessor shall notify Lessee in writing within 30 days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(b) "Premises Total Destruction" shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which cannot reasonably be repaired in 3 months or less from the date of the damage or destruction and/or the cost thereof exceeds a sum equal to 6 month's Base Rent. Lessor shall notify Lessee in writing within 30 days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(c) "Insured Loss" shall mean damage or destruction to improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which was caused by an event required to be covered by the insurance described in Paragraph 8.3(a), irrespective of any deductible amounts or coverage limits involved.

(d) "Replacement Cost" shall mean the cost to repair or rebuild the improvements owned by Lessor at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of Applicable Requirements, and without deduction for depreciation.

(e) "Hazardous Substance Condition" shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance, in, on, or under the Premises which requires restoration.

9.2 Partial Damage - Insured Loss. If a Premises Partial Damage that is an Insured Loss occurs, then Lessor shall, at Lessor's expense, repair such damage (but not Lessee's Trade Fixtures or Lessee Owned Alterations and Utility Installations) as soon as reasonably possible and this Lease shall continue in full force and effect; provided, however, that Lessee shall, at Lessor's election, make the repair of any damage or destruction the total cost to repair of which is $5,000 or less, and, in such event, Lessor shall make any applicable insurance proceeds available to Lessee on a reasonable basis for that purpose. Notwithstanding the foregoing, if the required insurance was not in force or the insurance proceeds are not sufficient to effect such repair, the Insuring Party shall promptly contribute the shortage in proceeds as and when required to complete said repairs. In the event, however, such shortage was due to the fact that, by reason of the unique nature of the improvements, full replacement cost insurance coverage was not commercially reasonable and available, Lessor shall have no obligation to pay for the shortage in insurance proceeds or to fully restore the unique aspects of the Premises unless Lessee provides Lessor with the funds to cover same, or adequate assurance thereof, within 10 days following receipt of written notice of such shortage and request therefor. If Lessor receives said funds or adequate assurance thereof within said 10 day period, the party responsible for making the repairs shall complete them as soon as reasonably possible and this Lease shall remain in full force and effect. If such funds or assurance are not received, Lessor may nevertheless elect by written notice to Lessee within 10 days thereafter to: (i) make such restoration and repair as is commercially reasonable with Lessor paying any shortage in proceeds, in which case this Lease shall remain in full force and effect, or (ii) have this Lease terminate 30 days thereafter. Lessee shall not be entitled to reimbursement of any funds contributed by Lessee to repair any such damage or destruction. Premises Partial Damage due to flood or earthquake shall be subject to Paragraph 9.3, notwithstanding that there may be some insurance coverage, but the net proceeds of any such insurance shall be made available for the repairs if made by either Party.

9.3 Partial Damage - Uninsured Loss. If a Premises Partial Damage that is not an Insured Loss occurs, unless caused by a negligent or willful act of Lessee (in which event Lessee shall make the repairs at Lessee's expense), Lessor may either: (i) repair such damage as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) terminate this Lease by giving written notice to Lessee within 30 days after receipt by Lessor of knowledge of the occurrence of such damage. Such termination shall be effective 60 days following the date of such notice. In the event Lessor elects to terminate this Lease, Lessee shall have the right within 10 days after receipt of the termination notice to give written notice to Lessor of Lessee's commitment to pay for the repair of such damage without reimbursement from Lessor. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within 30 days after making such commitment. In such event this Lease shall continue in full force and effect, and Lessor shall proceed to make such repairs as soon as reasonably possible after the required funds are available. If Lessee does not make the required commitment, this Lease shall terminate as of the date specified in the termination notice.

9.4 Total Destruction. Notwithstanding any other provision hereof, if a Premises Total Destruction occurs, this Lease shall terminate 60 days following such Destruction. If the damage or destruction was caused by the gross negligence or willful misconduct of Lessee, Lessor shall have the right to recover Lessor's damages from Lessee, except as provided in Paragraph 8.6.

9.5 Damage Near End of Term. If at any time during the last 6 months of this Lease there is damage for which the cost to repair exceeds one month's Base Rent, whether or not an Insured Loss, Lessor may terminate this Lease effective 60 days following the date of occurrence of such damage by giving a written termination notice to Lessee within 30 days after the date of occurrence of such damage. Notwithstanding the foregoing, if Lessee at that time has an exercisable option to extend this Lease or to purchase the Premises, then Lessee may preserve this Lease by, (a) exercising such option and (b) providing Lessor with any shortage in insurance proceeds (or adequate assurance thereof) needed to make the repairs on or before the earlier of (i) the date which is 10 days after Lessee's receipt of Lessor's written notice purporting to terminate this Lease, or (ii) the day prior to the date upon which such option expires. If Lessee duly exercises such option during such period and provides Lessor with funds (or adequate assurance thereof) to cover any shortage in insurance proceeds, Lessor shall, at Lessor's commercially reasonable expense, repair such damage as soon as reasonably possible and this Lease shall continue in full force and effect. If Lessee fails to exercise such option and provide such funds or assurance during such period, then this Lease shall terminate on the date specified in the termination notice and Lessee's option shall be extinguished.

9.6 Abatement of Rent; Lessee's Remedies.

(a) Abatement. In the event of Premises Partial Damage or Premises Total Destruction or a Hazardous Substance Condition for which Lessee is not responsible under this Lease, the Rent payable by Lessee for the period required for the repair, remediation or restoration of such damage shall be abated in proportion to the degree to which Lessee's use of the Premises is impaired, but not to exceed the proceeds received from the Rental Value Insurance. All other obligations of Lessee hereunder shall be performed by Lessee, and Lessor shall have no liability for any such damage, destruction, remediation, repair or restoration except as provided herein.

(b) Remedies. If Lessor is obligated to repair or restore the Premises and does not commence, in a substantial and meaningful way, such repair or restoration within 90 days after such obligation shall accrue, Lessee may, at any time prior to the commencement of such repair or restoration, give written notice to Lessor and to any Lenders of which Lessee has actual notice, of Lessee's election to terminate this Lease on a date not less than 60 days following the giving of such notice. If Lessee gives such notice and such repair or restoration is not commenced within 30 days thereafter, this Lease shall terminate as of the date specified in said notice. If the repair or restoration is commenced within such 30 days, this Lease shall continue in full force and effect. "Commence" shall mean either the unconditional authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever first occurs.

9.7 Termination; Advance Payments. Upon termination of this Lease pursuant to Paragraph 6.2(g) or Paragraph 9, an equitable adjustment shall be made concerning advance Base Rent and any other advance payments made by Lessee to Lessor. Lessor shall, in addition, return to Lessee so much of Lessee's Security Deposit as has not been, or is not then required to be, used by Lessor.

10. Real Property Taxes.

10.1 Definitions. As used herein, the term "Real Property Taxes" shall include any form of assessment; real estate, general, special, ordinary or extraordinary, or rental levy or tax (other than inheritance, personal income or estate taxes); improvement bond; and/or license fee imposed upon or levied against any legal or equitable interest of Lessor in the Project, Lessor's right to other income therefrom, and/or Lessor's business of leasing, by any authority having the direct or indirect power to tax and where the funds are generated with reference to the Project address and where the proceeds so generated are to be applied by the city, county or other local taxing authority of a jurisdiction within which the Project is located. "Real Property Taxes" shall also include any tax, fee, levy, assessment or charge, or any increase therein: (i) imposed by reason of events occurring during the term of this Lease, including but not limited to, a change in the ownership of the Project, (ii) a change in the improvements thereon, and/or (iii) levied or assessed on machinery or equipment provided by Lessor to Lessee pursuant to this Lease.

10.2 Payment of Taxes. Except as otherwise provided in Paragraph 10.3, Lessor shall pay the Real Property Taxes applicable to the Project, and said payments shall be included in the calculation of Operating Expenses in accordance with the provisions of Paragraph 4.2.

10.3 Additional Improvements. Operating Expenses shall not include Real Property Taxes specified in the tax assessor's records and work sheets as being caused by additional improvements placed upon the Project by other lessees or by Lessor for the exclusive enjoyment of such other lessees. Notwithstanding Paragraph 10.2 hereof, Lessee shall, however, pay to Lessor at the time Operating Expenses are payable under Paragraph 4.2, the entirety of any increase in Real Property Taxes if assessed solely by reason of Alterations, Trade Fixtures or Utility Installations placed upon the Premises by Lessee or at Lessee's request or by reason of any alterations or improvements to the Premises made by Lessor subsequent to the execution of this Lease by the Parties.

10.4 Joint Assessment. If the Building is not separately assessed, Real Property Taxes allocated to the Building shall be an equitable proportion of the Real Property Taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be determined by Lessor from the respective valuations assigned in the assessor's work sheets or such other information as may be reasonably available. Lessor's reasonable determination thereof, in good faith, shall be conclusive.

10.5 Personal Property Taxes. Lessee shall pay prior to delinquency all taxes assessed against and levied upon Lessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Lessee contained in the Premises. When possible, Lessee shall cause its Lessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all other personal property to be assessed and billed separately from the real property of Lessor. If any of Lessee's said property shall be assessed with Lessor's real property, Lessee shall pay Lessor the taxes attributable to Lessee's property within 10 days after receipt of a written statement setting forth the taxes applicable to Lessee's property.

11. **Utilities and Services.**

11.1 **Services Provided by Lessor.** Lessor shall provide heating, ventilation, air conditioning, reasonable amounts of electricity for normal lighting and office machines, water for reasonable and normal drinking and lavatory use in connection with an office, and replacement light bulbs and/or fluorescent tubes and ballasts for standard overhead fixtures. Lessor shall also provide janitorial services to the Premises and Common Areas 5 times per week, excluding Building Holidays, or pursuant to the attached janitorial schedule, if any. Lessor shall not, however, be required to provide janitorial services to kitchens or storage areas included within the Premises.

11.2 **Services Exclusive to Lessee.** Lessee shall pay for all water, gas, light, power, telephone and other utilities and services specially or exclusively supplied and/or metered exclusively to the Premises or to Lessee, together with any taxes thereon. If a service is deleted by Paragraph 1.13 and such service is not separately metered to the Premises, Lessee shall pay at Lessor's option, either Lessee's Share or a reasonable proportion to be determined by Lessor of all charges for such jointly metered service.

11.3 **Hours of Service.** Said services and utilities shall be provided during times set forth in Paragraph 1.12. Utilities and services required at other times shall be subject to advance request and reimbursement by Lessee to Lessor of the cost thereof.

11.4 **Excess Usage by Lessee.** Lessee shall not make connection to the utilities except by or through existing outlets and shall not install or use machinery or equipment in or about the Premises that uses excess water, lighting or power, or suffer or permit any act that causes extra burden upon the utilities or services, including but not limited to security and trash services, over standard office usage for the Project. Lessor shall require Lessee to reimburse Lessor for any excess expenses or costs that may arise out of a breach of this subparagraph by Lessee. Lessor may, in its sole discretion, install at Lessee's expense supplemental equipment and/or separate metering applicable to Lessee's excess usage or loading.

11.5 **Interruptions.** There shall be no abatement of rent and Lessor shall not be liable in any respect whatsoever for the inadequacy, stoppage, interruption or discontinuance of any utility or service due to riot, strike, labor dispute, breakdown, accident, repair or other cause beyond Lessor's reasonable control or in cooperation with governmental request or directions.

12. **Assignment and Subletting.**

12.1 **Lessor's Consent Required.**

(a) Lessee shall not voluntarily or by operation of law assign, transfer, mortgage or encumber (collectively, "**assign or assignment**") or sublet all or any part of Lessee's interest in this Lease or in the Premises without Lessor's prior written consent.

(b) Unless Lessee is a corporation and its stock is publicly traded on a national stock exchange, a change in the control of Lessee shall constitute an assignment requiring consent. The transfer, on a cumulative basis, of 25% or more of the voting control of Lessee shall constitute a change in control for this purpose.

(c) The involvement of Lessee or its assets in any transaction, or series of transactions (by way of merger, sale, acquisition, financing, transfer, leveraged buyout or otherwise), whether or not a formal assignment or hypothecation of this Lease or Lessee's assets occurs, which results or will result in a reduction of the Net Worth of Lessee by an amount greater than 25% of such Net Worth as it was represented at the time of the execution of this Lease or at the time of the most recent assignment to which Lessor has consented, or as it exists immediately prior to said transaction or transactions constituting such reduction, whichever was or is greater, shall be considered an assignment of this Lease to which Lessor may withhold its consent. "Net Worth of Lessee" shall mean the net worth of Lessee (excluding any guarantors) established under generally accepted accounting principles.

(d) An assignment or subletting without consent shall, at Lessor's option, be a Default curable after notice per Paragraph 13.1(c), or a noncurable Breach without the necessity of any notice and grace period. If Lessor elects to treat such unapproved assignment or subletting as a noncurable Breach, Lessor may either: (i) terminate this Lease, or (ii) upon 30 days written notice, increase the monthly Base Rent to 110% of the Base Rent then in effect. Further, in the event of such Breach and rental adjustment, (i) the purchase price of any option to purchase the Premises held by Lessee shall be subject to similar adjustment to 110% of the price previously in effect, and (ii) all fixed and non-fixed rental adjustments scheduled during the remainder of the Lease term shall be increased to 110% of the scheduled adjusted rent.

(e) Lessee's remedy for any breach of Paragraph 12.1 by Lessor shall be limited to compensatory damages and/or injunctive relief.

(f) Lessor may reasonably withhold consent to a proposed assignment or subletting if Lessee is in Default at the time consent is requested.

(g) Notwithstanding the foregoing, allowing a de minimis portion of the Premises, i e. 20 square feet or less, to be used by a third party vendor in connection with the installation of a vending machine or payphone shall not constitute a subletting.

12.2 **Terms and Conditions Applicable to Assignment and Subletting.**

(a) Regardless of Lessor's consent, no assignment or subletting shall: (i) be effective without the express written assumption by such assignee or sublessee of the obligations of Lessee under this Lease, (ii) release Lessee of any obligations hereunder, or (iii) alter the primary liability of Lessee for the payment of Rent or for the performance of any other obligations to be performed by Lessee.

(b) Lessor may accept Rent or performance of Lessee's obligations from any person other than Lessee pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of Rent or performance shall constitute a waiver or estoppel of Lessor's right to exercise its remedies for Lessee's Default or Breach.

(c) Lessor's consent to any assignment or subletting shall not constitute a consent to any subsequent assignment or subletting.

(d) In the event of any Default or Breach by Lessee, Lessor may proceed directly against Lessee, any Guarantors or anyone else responsible for the performance of Lessee's obligations under this Lease, including any assignee or sublessee, without first exhausting Lessor's remedies against any other person or entity responsible therefore to Lessor, or any security held by Lessor.

(e) Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Lessor's determination as to the financial and operational responsibility and appropriateness of the proposed assignee or sublessee, including but not limited to the intended use and/or required modification of the Premises, if any, together with a fee of $500 as consideration for Lessor's considering and processing said request. Lessee agrees to provide Lessor with such other or additional information and/or documentation as may be reasonably requested. (See also Paragraph 36)

(f) Any assignee of, or sublessee under, this Lease shall, by reason of accepting such assignment, entering into such sublease, or entering into possession of the Premises or any portion thereof, be deemed to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Lessee during the term of said assignment or sublease, other than such obligations as are contrary to or inconsistent with provisions of an assignment or sublease to which Lessor has specifically consented to in writing.

(g) Lessor's consent to any assignment or subletting shall not transfer to the assignee or sublessee any Option granted to the original Lessee by this Lease unless such transfer is specifically consented to by Lessor in writing. (See Paragraph 39.2)

12.3 **Additional Terms and Conditions Applicable to Subletting.** The following terms and conditions shall apply to any subletting by Lessee of all or any part of the Premises and shall be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a) Lessee hereby assigns and transfers to Lessor all of Lessee's interest in all Rent payable on any sublease, and Lessor may collect such Rent and apply same toward Lessee's obligations under this Lease; provided, however, that until a Breach shall occur in the performance of Lessee's obligations, Lessee may collect said Rent. In the event that the amount collected by Lessor exceeds Lessee's then outstanding obligations any such excess shall be refunded to Lessee. Lessor shall not, by reason of the foregoing or any assignment of such sublease, nor by reason of the collection of Rent, be deemed liable to the sublessee for any failure of Lessee to perform and comply with any of Lessee's obligations to such sublessee. Lessee hereby irrevocably authorizes and directs any such sublessee, upon receipt of a written notice from Lessor stating that a Breach exists in the performance of Lessee's obligations under this Lease, to pay to Lessor all Rent due and to become due under the sublease. Sublessee shall rely upon any such notice from Lessor and shall pay all Rents to Lessor without any obligation or right to inquire as to whether such Breach exists, notwithstanding any claim from Lessee to the contrary.

(b) In the event of a Breach by Lessee, Lessor may, at its option, require sublessee to attorn to Lessor, in which event Lessor shall undertake the obligations of the sublessor under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Lessor shall not be liable for any prepaid rents or security deposit paid by such sublessee to such sublessor or for any prior Defaults or Breaches of such sublessor.

(c) Any matter requiring the consent of the sublessor under a sublease shall also require the consent of Lessor.

(d) No sublessee shall further assign or sublet all or any part of the Premises without Lessor's prior written consent.

(e) Lessor shall deliver a copy of any notice of Default or Breach by Lessee to the sublessee, who shall have the right to cure the Default of Lessee within the grace period, if any, specified in such notice. The sublessee shall have a right of reimbursement and offset from and against Lessee for any such Defaults cured by the sublessee.

13. **Default; Breach; Remedies.**

13.1 Default; Breach. A "Default" is defined as a failure by the Lessee to comply with or perform any of the terms, covenants, conditions or Rules and Regulations under this Lease. A "Breach" is defined as the occurrence of one or more of the following Defaults, and the failure

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of Lessee to cure such Default within any applicable grace period:

(a) The abandonment of the Premises; or the vacating of the Premises without providing a commercially reasonable level of security, or where the coverage of the property insurance described in Paragraph 8.3 is jeopardized as a result thereof, or without providing reasonable assurances to minimize potential vandalism.

(b) The failure of Lessee to make any payment of Rent or any Security Deposit required to be made by Lessee hereunder, whether to Lessor or to a third party, when due, to provide reasonable evidence of insurance or surety bond, or to fulfill any obligation under this Lease which endangers or threatens life or property, where such failure continues for a period of 3 business days following written notice to Lessee. THE ACCEPTANCE BY LESSOR OF A PARTIAL PAYMENT OF RENT OR SECURITY DEPOSIT SHALL NOT CONSTITUTE A WAIVER OF ANY OF LESSOR'S RIGHTS, INCLUDING LESSOR'S RIGHT TO RECOVER POSSESSION OF THE PREMISES.

(c) The failure of Lessee to allow Lessor and/or its agents access to the Premises or the commission of waste, act or acts constituting public or private nuisance, and/or an illegal activity on the Premises by Lessee, where such actions continue for a period of 3 business days following written notice to Lessee.

(d) The failure by Lessee to provide (i) reasonable written evidence of compliance with Applicable Requirements, (ii) the service contracts, (iii) the rescission of an unauthorized assignment or subletting, (iv) an Estoppel Certificate or financial statements, (v) a requested subordination, (vi) evidence concerning any guaranty and/or Guarantor, (vii) any document requested under Paragraph 41, (viii) material data safety sheets (MSDS), or (ix) any other documentation or information which Lessor may reasonably require of Lessee under the terms of this Lease, where any such failure continues for a period of 10 days following written notice to Lessee.

(e) A Default by Lessee as to the terms, covenants, conditions or provisions of this Lease, or of the rules adopted under Paragraph 2.9 hereof, other than those described in subparagraphs 13.1(a), (b) or (c), above, where such Default continues for a period of 30 days after written notice; provided, however, that if the nature of Lessee's Default is such that more than 30 days are reasonably required for its cure, then it shall not be deemed to be a Breach if Lessee commences such cure within said 30 day period and thereafter diligently prosecutes such cure to completion.

(f) The occurrence of any of the following events: (i) the making of any general arrangement or assignment for the benefit of creditors; (ii) becoming a "debtor" as defined in 11 U.S.C. § 101 or any successor statute thereto (unless, in the case of a petition filed against Lessee, the same is dismissed within 60 days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where possession is not restored to Lessee within 30 days; or (iv) the attachment, execution or other judicial seizure of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where such seizure is not discharged within 30 days; provided, however, in the event that any provision of this subparagraph is contrary to any applicable law, such provision shall be of no force or effect, and not affect the validity of the remaining provisions.

(g) The discovery that any financial statement of Lessee or of any Guarantor given to Lessor was materially false.

(h) If the performance of Lessee's obligations under this Lease is guaranteed: (i) the death of a Guarantor, (ii) the termination of a Guarantor's liability with respect to this Lease other than in accordance with the terms of such guaranty, (iii) a Guarantor's becoming insolvent or the subject of a bankruptcy filing, (iv) a Guarantor's refusal to honor the guaranty, or (v) a Guarantor's breach of its guaranty obligation on an anticipatory basis, and Lessee's failure, within 60 days following written notice of any such event, to provide written alternative assurance or security, which, when coupled with the then existing resources of Lessee, equals or exceeds the combined financial resources of Lessee and the Guarantors that existed at the time of execution of this Lease.

13.2 Remedies.. If Lessee fails to perform any of its affirmative duties or obligations, within 10 days after written notice (or in case of an emergency, without notice), Lessor may, at its option, perform such duty or obligation on Lessee's behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. Lessee shall pay to Lessor an amount equal to 115% of the costs and expenses incurred by Lessor in such performance upon receipt of an invoice therefor. In the event of a Breach, Lessor may, with or without further notice or demand, and without limiting Lessor in the exercise of any right or remedy which Lessor may have by reason of such Breach:

(a) Terminate Lessee's right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Lessee shall immediately surrender possession to Lessor. In such event Lessor shall be entitled to recover from Lessee: (i) the unpaid Rent which had been earned at the time of termination; (ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided; (iii) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and (iv) any other amount necessary to compensate Lessor for all the detriment proximately caused by the Lessee's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including but not limited to the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorneys' fees, and that portion of any leasing commission paid by Lessor in connection with this Lease applicable to the unexpired term of this Lease. The worth at the time of award of the amount referred to in provision (iii) of the immediately preceding sentence shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of the District within which the Premises are located at the time of award plus one percent. Efforts by Lessor to mitigate damages caused by Lessee's Breach of this Lease shall not waive Lessor's right to recover damages under Paragraph 12. If termination of this Lease is obtained through the provisional remedy of unlawful detainer, Lessor shall have the right to recover in such proceeding any unpaid Rent and damages as are recoverable therein, or Lessor may reserve the right to recover all or any part thereof in a separate suit. If a notice and grace period required under Paragraph 13.1 was not previously given, a notice to pay rent or quit, or to perform or quit given to Lessee under the unlawful detainer statute shall also constitute the notice required by Paragraph 13.1. In such case, the applicable grace period required by Paragraph 13.1 and the unlawful detainer statute shall run concurrently, and the failure of Lessee to cure the Default within the greater of the two such grace periods shall constitute both an unlawful detainer and a Breach of this Lease entitling Lessor to the remedies provided for in this Lease and/or by said statute.

(b) Continue the Lease and Lessee's right to possession and recover the Rent as it becomes due, in which event Lessee may sublet or assign, subject only to reasonable limitations. Acts of maintenance, efforts to relet, and/or the appointment of a receiver to protect the Lessor's interests, shall not constitute a termination of the Lessee's right to possession.

(c) Pursue any other remedy now or hereafter available under the laws or judicial decisions of the state wherein the Premises are located. The expiration or termination of this Lease and/or the termination of Lessee's right to possession shall not relieve Lessee from liability under any indemnity provisions of this Lease as to matters occurring or accruing during the term hereof or by reason of Lessee's occupancy of the Premises.

13.3 **Inducement Recapture.** Any agreement for free or abated rent or other charges, or for the giving or paying by Lessor to or for Lessee of any cash or other bonus, inducement or consideration for Lessee's entering into this Lease, all of which concessions are hereinafter referred to as "**Inducement Provisions**", shall be deemed conditioned upon Lessee's full and faithful performance of all of the terms, covenants and conditions of this Lease. Upon Breach of this Lease by Lessee, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Lessor under such an Inducement Provision shall be immediately due and payable by Lessee to Lessor, notwithstanding any subsequent cure of said Breach by Lessee. The acceptance by Lessor of rent or the cure of the Breach which initiated the operation of this paragraph shall not be deemed a waiver by Lessor of the provisions of this paragraph unless specifically so stated in writing by Lessor at the time of such acceptance.

13.4 Late Charges. Lessee hereby acknowledges that late payment by Lessee of Rent will cause Lessor to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Lessor by any Lender. Accordingly, if any Rent shall not be received by Lessor within 5 days after such amount shall be due, then, without any requirement for notice to Lessee, Lessee shall immediately pay to Lessor a one-time late charge equal to 10% of each such overdue amount or $100, whichever is greater. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of such late payment. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for 3 consecutive installments of Base Rent, then notwithstanding any provision of this Lease to the contrary, Base Rent shall, at Lessor's option, become due and payable quarterly in advance.

13.5 Interest. Any monetary payment due Lessor hereunder, other than late charges, not received by Lessor, when due as to scheduled payments (such as Base Rent) or within 30 days following the date on which it was due for nonscheduled payment, shall bear interest from the date when due, as to scheduled payments, or the 31st day after it was due as to nonscheduled payments. The interest ("**Interest**") charged shall be computed at the rate of 10% per annum but shall not exceed the maximum rate allowed by law. Interest is payable in addition to the potential late charge provided for in Paragraph 13.4.

13.6 Breach by Lessor.

(a) Notice of Breach. Lessor shall not be deemed in breach of this Lease unless Lessor fails within a reasonable time to perform an obligation required to be performed by Lessor. For purposes of this Paragraph, a reasonable time shall in no event be less than 30 days after receipt by Lessor, and any Lender whose name and address shall have been furnished Lessee in writing for such purpose, of written notice specifying wherein such obligation of Lessor has not been performed; provided, however, that if the nature of Lessor's obligation is such that more than 30 days are reasonably required for its performance, then Lessor shall not be in breach if performance is commenced within such 30 day period and thereafter diligently pursued to completion.

(b) Performance by Lessee on Behalf of Lessor. In the event that neither Lessor nor Lender cures said breach within 30 days after receipt of said notice, or if having commenced said cure they do not diligently pursue it to completion, then Lessee may elect to cure said breach at Lessee's expense and offset from Rent the actual and reasonable cost to perform such cure, provided however, that such offset shall not exceed an amount equal to the greater of one month's Base Rent or the Security Deposit, reserving Lessee's right to seek reimbursement from Lessor for any such expense in excess of such offset. Lessee shall document the cost of said cure and supply said documentation to Lessor.

14. **Condemnation.** If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (collectively "Condemnation"), this Lease shall terminate as to the part taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than 10% of the rentable floor area of the Premises, or more than 25% of Lessee's Reserved Parking Spaces, if any, are taken by Condemnation, Lessee may, at Lessee's option, to be exercised in writing within 10 days after Lessor shall have given Lessee written notice of such taking (or in the absence of such notice, within 10 days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Lessee does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in proportion to the reduction in utility of the Premises caused by such Condemnation. Condemnation awards and/or payments shall be the property of Lessor, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages; provided, however, that Lessee shall be entitled to any compensation paid by the condemnor for Lessee's relocation expenses, loss of business goodwill and/or Trade Fixtures, without regard to whether or not this Lease is terminated pursuant to the provisions of this Paragraph. All Alterations and Utility Installations made to the Premises by Lessee, for purposes of Condemnation only, shall be considered the property of the Lessee and Lessee shall be entitled to any and all compensation which is payable therefor. In the event that this Lease is not terminated by reason of the Condemnation, Lessor shall repair any damage to the Premises caused by such Condemnation.

15. **Brokerage Fees.**

15.1 Additional Commission. In addition to the payments owed pursuant to Paragraph 1.10 above, and unless Lessor and the Brokers otherwise agree in writing, Lessor agrees that: (a) if Lessee exercises any Option, (b) if Lessee or anyone affiliated with Lessee acquires from Lessor any rights to the Premises or other premises owned by Lessor and located within the Project, (c) if Lessee remains in possession of the Premises, with the consent of Lessor, after the expiration of this Lease, or (d) if Base Rent is increased, whether by agreement or operation of an escalation clause herein, then, Lessor shall pay Brokers a fee in accordance with the schedule of the Brokers in effect at the time of the execution of this Lease.

15.2 Assumption of Obligations. Any buyer or transferee of Lessor's interest in this Lease shall be deemed to have assumed Lessor's obligation hereunder. Brokers shall be third party beneficiaries of the provisions of Paragraphs 1.10, 15, 22 and 31. If Lessor fails to pay to Brokers any amounts due as and for brokerage fees pertaining to this Lease when due, then such amounts shall accrue Interest. In addition, if Lessor fails to pay any amounts to Lessee's Broker when due, Lessee's Broker may send written notice to Lessor and Lessee of such failure and if Lessor fails to pay such amounts within 10 days after said notice, Lessee shall pay said monies to its Broker and offset such amounts against Rent. In addition, Lessee's Broker shall be deemed to be a third party beneficiary of any commission agreement entered into by and/or between Lessor and Lessor's Broker for the limited purpose of collecting any brokerage fee owed.

15.3 Representations and Indemnities of Broker Relationships. Lessee and Lessor each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder (other than the Brokers, if any) in connection with this Lease, and that no one other than said named Brokers is entitled to any commission or finder's fee in connection herewith. Lessee and Lessor do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, attorneys' fees reasonably incurred with respect thereto.

16. **Estoppel Certificates.**

(a) Each Party (as "Responding Party") shall within 10 days after written notice from the other Party (the "**Requesting Party**") execute, acknowledge and deliver to the Requesting Party a statement in writing in form similar to the then most current "**Estoppel Certificate**" form published by the AIRCommercial Real Estate Association, plus such additional information, confirmation and/or statements as may be reasonably requested by the Requesting Party.

(b) If the Responding Party shall fail to execute or deliver the Estoppel Certificate within such 10 day period, the Requesting Party may execute an Estoppel Certificate stating that: (i) the Lease is in full force and effect without modification except as may be represented by the Requesting Party, (ii) there are no uncured defaults in the Requesting Party's performance, and (iii) if Lessor is the Requesting Party, not more than one month's rent has been paid in advance. Prospective purchasers and encumbrancers may rely upon the Requesting Party's Estoppel Certificate, and the Responding Party shall be estopped from denying the truth of the facts contained in said Certificate.

(c) If Lessor desires to finance, refinance, or sell the Premises, or any part thereof, Lessee and all Guarantors shall within 10 days after written notice from Lessor deliver to any potential lender or purchaser designated by Lessor such financial statements as may be reasonably required by such lender or purchaser, including but not limited to Lessee's financial statements for the past 3 years. All such financial statements shall be received by Lessor and such lender or purchaser in confidence and shall be used only for the purposes herein set forth.

17. **Definition of Lessor.** The term "Lessor" as used herein shall mean the owner or owners at the time in question of the fee title to the Premises, or, if this is a sublease, of the Lessee's interest in the prior lease. In the event of a transfer of Lessor's title or interest in the Premises or this Lease, Lessor shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Lessor. Upon such transfer or assignment and delivery of the Security Deposit, as aforesaid, the prior Lessor shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the Lessor. Subject to the foregoing, the obligations and/or covenants in this Lease to be performed by the Lessor shall be binding only upon the Lessor as hereinabove defined.

18. **Severability.** The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. **Days.** Unless otherwise specifically indicated to the contrary, the word "days" as used in this Lease shall mean and refer to calendar days.

20. **Limitation on Liability.** The obligations of Lessor under this Lease shall not constitute personal obligations of Lessor or its partners, members, directors, officers or shareholders, and Lessee shall look to the Project, and to no other assets of Lessor, for the satisfaction of any liability of Lessor with respect to this Lease, and shall not seek recourse against Lessor's partners, members, directors, officers or shareholders, or any of their personal assets for such satisfaction.

21. **Time of Essence.** Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

22. **No Prior or Other Agreements; Broker Disclaimer.** This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be effective. Lessor and Lessee each represents and warrants to the Brokers that it has made, and is relying solely upon, its own investigation as to the nature, quality, character and financial responsibility of the other Party to this Lease and as to the use, nature, quality and character of the Premises. Brokers have no responsibility with respect thereto or with respect to any default or breach hereof by either Party.

23. **Notices.**

23.1 Notice Requirements. All notices required or permitted by this Lease or applicable law shall be in writing and may be delivered in person (by hand or by courier) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 23. The addresses noted adjacent to a Party's signature on this Lease shall be that Party's address for delivery or mailing of notices. Either Party may by written notice to the other specify a different address for notice, except that upon Lessee's taking possession of the Premises, the Premises shall constitute Lessee's address for notice. A copy of all notices to Lessor shall be concurrently transmitted to such party or parties at such addresses as Lessor may from time to time hereafter designate in writing.

23.2 Date of Notice. Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. If sent by regular mail the notice shall be deemed given 72 hours after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantees next day delivery shall be deemed given 24 hours after delivery of the same to the Postal Service or courier. Notices transmitted by facsimile transmission or similar means shall be deemed delivered upon telephone confirmation of receipt (confirmation report from fax machine is sufficient), provided a copy is also delivered via delivery or mail. If notice is received on a Saturday, Sunday or legal holiday, it shall be deemed received on the next business day.

24. **Waivers.**

(a) No waiver by Lessor of the Default or Breach of any term, covenant or condition hereof by Lessee, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default or Breach by Lessee of the same or of any other term, covenant or condition hereof. Lessor's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Lessor's consent to, or approval of, any subsequent or similar act by Lessee, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent.

(b) The acceptance of Rent by Lessor shall not be a waiver of any Default or Breach by Lessee. Any payment by Lessee

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may be accepted by Lessor on account of moneys or damages due Lessor, notwithstanding any qualifying statements or conditions made by Lessee in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Lessor at or before the time of deposit of such payment.

(c) THE PARTIES AGREE THAT THE TERMS OF THIS LEASE SHALL GOVERN WITH REGARD TO ALL MATTERS RELATED THERETO AND HEREBY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE TO THE EXTENT THAT SUCH STATUTE IS INCONSISTENT WITH THIS LEASE.

25. **Disclosures Regarding The Nature of a Real Estate Agency Relationship.**

(a) When entering into a discussion with a real estate agent regarding a real estate transaction, a Lessor or Lessee should from the outset understand what type of agency relationship or representation it has with the agent or agents in the transaction. Lessor and Lessee acknowledge being advised by the Brokers in this transaction, as follows:

(i) Lessor's Agent. A Lessor's agent under a listing agreement with the Lessor acts as the agent for the Lessor only. A Lessor's agent or subagent has the following affirmative obligations: To the Lessor: A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Lessor. To the Lessee and the Lessor: a. Diligent exercise of reasonable skills and care in performance of the agent's duties. b. A duty of honest and fair dealing and good faith. c. A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the Parties. An agent is not obligated to reveal to either Party any confidential information obtained from the other Party which does not involve the affirmative duties set forth above.

(ii) Lessee's Agent. An agent can agree to act as agent for the Lessee only. In these situations, the agent is not the Lessor's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Lessor. An agent acting only for a Lessee has the following affirmative obligations. To the Lessee: A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Lessee. To the Lessee and the Lessor: a. Diligent exercise of reasonable skills and care in performance of the agent's duties. b. A duty of honest and fair dealing and good faith. c. A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the Parties. An agent is not obligated to reveal to either Party any confidential information obtained from the other Party which does not involve the affirmative duties set forth above.

(iii) Agent Representing Both Lessor and Lessee. A real estate agent, either acting directly or through one or more associate licenses, can legally be the agent of both the Lessor and the Lessee in a transaction, but only with the knowledge and consent of both the Lessor and the Lessee. In a dual agency situation, the agent has the following affirmative obligations to both the Lessor and the Lessee: a. A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either Lesser or the Lessee. b. Other duties to the Lessor and the Lessee as stated above in subparagraphs (i) or (ii). In representing both Lessor and Lessee, the agent may not without the express permission of the respective Party, disclose to the other Party that the Lessor will accept rent in an amount less than that indicated in the listing or that the Lessee is willing to pay a higher rent than that offered. The above duties of the agent in a real estate transaction do not relieve a Lessor or Lessee from the responsibility to protect their own interests Lessor and Lessee should carefully read all agreements to assure that they adequately express their understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advise is desired, consult a competent professional.

(b) Brokers have no responsibility with respect to any default or breach hereof by either Party. The Parties agree that no lawsuit or other legal proceeding involving any breach of duty, error or omission relating to this Lease may be brought against Broker more than one year after the Start Date and that the liability (including court costs and attorneys' fees), of any Broker with respect to any such lawsuit and/or legal proceeding shall not exceed the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

(c) Lessor and Lessee agree to identify to Brokers as "Confidential" any communication or information given Brokers that is considered by such Party to be confidential.

26. No Right To Holdover Lessee has no right to retain possession of the Premises or any part thereof beyond the expiration or termination of this Lease. In the event that Lessee holds over, then the Base Rent shall be increased to 150% of the Base Rent applicable immediately preceding the expiration or termination. Nothing contained herein shall be construed as consent by Lessor to any holding over by Lessee.

27. Cumulative Remedies. No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

28. Covenants and Conditions; Construction of Agreement. All provisions of this Lease to be observed or performed by Lessee are both covenants and conditions. In construing this Lease, all headings and titles are for the convenience of the Parties only and shall not be considered a part of this Lease. Whenever required by the context, the singular shall include the plural and vice versa. This Lease shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if both Parties had prepared it.

29. Binding Effect; Choice of Law This Lease shall be binding upon the Parties, their personal representatives, successors and assigns and be governed by the laws of the State in which the Premises are located. Any litigation between the Parties hereto concerning this Lease shall be initiated in the county in which the Premises are located.

30. Subordination; Attornment; Non-Disturbance.

30.1 Subordination. This Lease and any Option granted hereby shall be subject and subordinate to any ground lease, mortgage, deed of trust, or other hypothecation or security device (collectively, "Security Device"), now or hereafter placed upon the Premises, to any and all advances made on the security thereof, and to all renewals, modifications, and extensions thereof. Lessee agrees that the holders of any such Security Devices (in this Lease together referred to as "Lender") shall have no liability or obligation to perform any of the obligations of Lessor under this Lease. Any Lender may elect to have this Lease and/or any Option granted hereby superior to the lien of its Security Device by giving written notice thereof to Lessee, whereupon this Lease and such Options shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof

30.2 Attornment. In the event that Lessor transfers title to the Premises, or the Premises are acquired by another upon the foreclosure or termination of a Security Devise to which this Lease is subordinated (i) Lessee shall, subject to the non-disturbance provisions of Paragraph 30.3, attorn to such new owner, and upon request, enter into a new lease, containing all of the terms and provisions of this Lease, with such new owner for the remainder of the term hereof, or, at the election of the new owner, this Lease will automatically become a new lease between Lessee and such new owner, and (ii) Lessor shall thereafter be relieved of any further obligations hereunder and such new owner shall assume all of Lessor's obligations, except that such new owner shall not: (a) be liable for any act or omission of any prior lessor or with respect to events occurring prior to acquisition of ownership; (b) be subject to any offsets or defenses which Lessee might have against any prior lessor, (c) be bound by prepayment of more than one month's rent, or (d) be liable for the return of any security deposit paid to any prior lessor which was not paid or credited to such new owner.

30.3 Non-Disturbance. With respect to Security Devices entered into by Lessor after the execution of this Lease, Lessee's subordination of this Lease shall be subject to receiving a commercially reasonable non-disturbance agreement (a **"Non-Disturbance Agreement"**) from the Lender which Non-Disturbance Agreement provides that Lessee's possession of the Premises, and this Lease, including any options to extend the term hereof, will not be disturbed so long as Lessee is not in Breach hereof and attorns to the record owner of the Premises. Further, within 60 days after the execution of this Lease, Lessor shall, if requested by Lessee, use its commercially reasonable efforts to obtain a Non-Disturbance Agreement from the holder of any pre-existing Security Device which is secured by the Premises. In the event that Lessor is unable to provide the Non-Disturbance Agreement within said 60 days, then Lessee may, at Lessee's option, directly contact Lender and attempt to negotiate for the execution and delivery of a Non-Disturbance Agreement.

30.4 Self-Executing. The agreements contained in this Paragraph 30 shall be effective without the execution of any further documents; provided, however, that, upon written request from Lessor or a Lender in connection with a sale, financing or refinancing of the Premises, Lessee and Lessor shall execute such further writings as may be reasonably required to separately document any subordination, attornment and/or Non-Disturbance Agreement provided for herein.

31. Attorneys' Fees. If any Party or Broker brings an action or proceeding involving the Premises whether founded in tort, contract or equity, or to declare rights hereunder, the Prevailing Party (as hereafter defined) in any such proceeding, action, or appeal thereon, shall be entitled to reasonable attorneys' fees. Such fees may be awarded in the same suit or recovered in a separate suit, whether or not such action or proceeding is pursued to decision or judgment. The term, "Prevailing Party" shall include, without limitation, a Party or Broker who substantially obtains or defeats the relief sought, as the case may be, whether by compromise, settlement, judgment, or the abandonment by the other Party or Broker of its claim or defense. The attorneys' fees award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys' fees reasonably incurred. In addition, Lessor shall be entitled to attorneys' fees, costs and expenses incurred in the preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such Default or resulting Breach ($200 is a reasonable minimum per occurrence for such services and consultation).

32. Lessor's Access; Showing Premises; Repairs. Lessor and Lessor's agents shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times after reasonable prior notice for the purpose of showing the same to prospective purchasers, lenders, or tenants, and making such alterations, repairs, improvements or additions to the Premises as Lessor may deem necessary or desirable and the erecting, using and maintaining of utilities, services, pipes and conduits through the Premises and/or other premises as long as there is no material adverse effect on Lessee's use of the Premises. All such activities shall be without abatement of rent or liability to Lessee.

33. Auctions. Lessee shall not conduct, nor permit to be conducted, any auction upon the Premises without Lessor's prior written consent.

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Lessor shall not be obligated to exercise any standard of reasonableness in determining whether to permit an auction.

34. **Signs.** Lessor may place on the Premises ordinary "For Sale" signs at any time and ordinary "For Lease" signs during the last 6 months of the term hereof.

35. **Termination; Merger.** Unless specifically stated otherwise in writing by Lessor, the voluntary or other surrender of this Lease by Lessee, the mutual termination or cancellation hereof, or a termination hereof by Lessor for Breach by Lessee, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, that Lessor may elect to continue any one or all existing subtenancies. Lessor's failure within 10 days following any such event to elect to the contrary by written notice to the holder of any such lesser interest, shall constitute Lessor's election to have such event constitute the termination of such interest.

36. **Consents.** Except as otherwise provided herein, wherever in this Lease the consent of a Party is required to an act by or for the other Party, such consent shall not be unreasonably withheld or delayed. Lessor's actual reasonable costs and expenses (including but not limited to architects', attorneys', engineers' and other consultants' fees) incurred in the consideration of, or response to, a request by Lessee for any Lessor consent, including but not limited to consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Lessee upon receipt of an invoice and supporting documentation therefor. Lessor's consent to any act, assignment or subletting shall not constitute an acknowledgment that no Default or Breach by Lessee of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default or Breach, except as may be otherwise specifically stated in writing by Lessor at the time of such consent. The failure to specify herein any particular condition to Lessor's consent shall not preclude the imposition by Lessor at the time of consent of such further or other conditions as are then reasonable with reference to the particular matter for which consent is being given. In the event that either Party disagrees with any determination made by the other hereunder and reasonably requests the reasons for such determination, the determining party shall furnish its reasons in writing and in reasonable detail within 10 business days following such request.

37. **Guarantor.**

37.1 Execution. The Guarantors, if any, shall each execute a guaranty in the form most recently published by the AIR Commercial Real Estate Association.

37.2 Default. It shall constitute a Default of the Lessee if any Guarantor fails or refuses, upon request to provide: (a) evidence of the execution of the guaranty, including the authority of the party signing on Guarantor's behalf to obligate Guarantor, and in the case of a corporate Guarantor, a certified copy of a resolution of its board of directors authorizing the making of such guaranty, (b) current financial statements, (c) an Estoppel Certificate, or (d) written confirmation that the guaranty is still in effect.

38. **Quiet Possession.** Subject to payment by Lessee of the Rent and performance of all of the covenants, conditions and provisions on Lessee's part to be observed and performed under this Lease, Lessee shall have quiet possession and quiet enjoyment of the Premises during the term hereof.

39. **Options.** If Lessee is granted an Option, as defined below, then the following provisions shall apply.

39.1 Definition. "Option" shall mean: (a) the right to extend or reduce the term of or renew this Lease or to extend or reduce the term of or renew any lease that Lessee has on other property of Lessor; (b) the right of first refusal or first offer to lease either the Premises or other property of Lessor; (c) the right to purchase, the right of first offer to purchase or the right of first refusal to purchase the Premises or other property of Lessor.

39.2 Options Personal To Original Lessee. Any Option granted to Lessee in this Lease is personal to the original Lessee, and cannot be assigned or exercised by anyone other than said original Lessee and only while the original Lessee is in full possession of the Premises and, if requested by Lessor, with Lessee certifying that Lessee has no intention of thereafter assigning or subletting.

39.3 Multiple Options. In the event that Lessee has any multiple Options to extend or renew this Lease, a later Option cannot be exercised unless the prior Options have been validly exercised

39.4 Effect of Default on Options.

(a) Lessee shall have no right to exercise an Option: (i) during the period commencing with the giving of any notice of Default and continuing until said Default is cured, (ii) during the period of time any Rent is unpaid (without regard to whether notice thereof is given Lessee), (iii) during the time Lessee is in Breach of this Lease, or (iv) in the event that Lessee has been given 3 or more notices of separate Default, whether or not the Defaults are cured, during the 12 month period immediately preceding the exercise of the Option.

(b) The period of time within which an Option may be exercised shall not be extended or enlarged by reason of Lessee's inability to exercise an Option because of the provisions of Paragraph 39.4(a).

(c) An Option shall terminate and be of no further force or effect, notwithstanding Lessee's due and timely exercise of the Option, if, after such exercise and prior to the commencement of the extended term or completion of the purchase, (i) Lessee fails to pay Rent for a period of 30 days after such Rent becomes due (without any necessity of Lessor to give notice thereof), or (ii) if Lessee commits a Breach of this Lease.

40. **Security Measures.** Lessee hereby acknowledges that the Rent payable to Lessor hereunder does not include the cost of guard service or other security measures, and that Lessor shall have no obligation whatsoever to provide same. Lessee assumes all responsibility for the protection of the Premises, Lessee, its agents and invitees and their property from the acts of third parties. In the event, however, that Lessor should elect to provide security services, then the cost thereof shall be an Operating Expense.

41. **Reservations.**

(a) Lessor reserves the right: (i) to grant, without the consent or joinder of Lessee, such easements, rights and dedications that Lessor deems necessary, (ii) to cause the recordation of parcel maps and restrictions, (iii) to create and/or install new utility raceways, so long as such easements, rights, dedications, maps, restrictions, and utility raceways do not unreasonably interfere with the use of the Premises by Lessee. Lessor may also: change the name, address or title of the Building or Project upon at least 90 days prior written notice; provide and install, at Lessee's expense, Building standard graphics on the door of the Premises and such portions of the Common Areas as Lessor shall reasonably deem appropriate; grant to any lessee the exclusive right to conduct any business as long as such exclusive right does not conflict with any rights expressly given herein; and to place such signs, notices or displays as Lessor reasonably deems necessary or advisable upon the roof, exterior of the Building or the Project or on signs in the Common Areas. Lessee agrees to sign any documents reasonably requested by Lessor to effectuate such rights. The obstruction of Lessee's view, air, or light by any structure erected in the vicinity of the Building, whether by Lessor or third parties, shall in no way affect this Lease or impose any liability upon Lessor.

(b) Lessor also reserves the right to move Lessee to other space of comparable size in the Building or Project. Lessor must provide at least 45 days prior written notice of such move, and the new space must contain improvements of comparable quality to those contained within the Premises. Lessor shall pay the reasonable out of pocket costs that Lessee incurs with regard to such relocation, including the expenses of moving and necessary stationary revision costs. In no event, however, shall Lessor be required to pay an amount in excess of two months Base Rent. Lessee may not be relocated more than once during the term of this Lease.

(c) Lessee shall not: (i) use a representation (photographic or otherwise) of the Building or Project or their name(s) in connection with Lessee's business; or (ii) suffer or permit anyone, except in emergency, to go upon the roof of the Building.

42. **Performance Under Protest.** If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay. A Party who does not initiate suit for the recovery of sums paid "under protest" within 6 months shall be deemed to have waived its right to protest such payment.

43. **Authority; Multiple Parties; Execution**

(a) If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Each Party shall, within 30 days after request, deliver to the other Party satisfactory evidence of such authority.

(b) If this Lease is executed by more than one person or entity as "Lessee", each such person or entity shall be jointly and severally liable hereunder. It is agreed that any one of the named Lessees shall be empowered to execute any amendment to this Lease, or other document ancillary thereto and bind all of the named Lessees, and Lessor may rely on the same as if all of the named Lessees had executed such document.

(c) This Lease may be executed by the Parties in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

44. **Conflict.** Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

45. **Offer.** Preparation of this Lease by either party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party This Lease is not intended to be binding until executed and delivered by all Parties hereto.

46. **Amendments.** This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Lessee's obligations hereunder, Lessee agrees to make such reasonable nonmonetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

47. **Waiver of Jury Trial.** THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION OR

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1-4-2010

PROCEEDING INVOLVING THE PROPERTY OR ARISING OUT OF THIS AGREEMENT.

48. Arbitration of Disputes. An Addendum requiring the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease ☐ is ☐ is not attached to this Lease.

49. Americans with Disabilities Act. Since compliance with the Americans with Disabilities Act (ADA) is dependent upon Lessee's specific use of the Premises, Lessor makes no warranty or representation as to whether or not the Premises comply with ADA or any similar legislation. In the event that Lessee's use of the Premises requires modifications or additions to the Premises in order to be in ADA compliance, Lessee agrees to make any such necessary modifications and/or additions at Lessee's expense.

LESSOR AND LESSEE HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LESSOR AND LESSEE WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AIR COMMERCIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.
2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING AND SIZE OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND THE SUITABILITY OF THE PREMISES FOR LESSEE'S INTENDED USE.

WARNING: IF THE PREMISES ARE LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE LEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PREMISES ARE LOCATED.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: San Jose	Executed at: San Jose
On:	On:
By LESSOR:	**By LESSEE:**
A. Pimentel, B. Helwig, Estate of E. Helwig	Sonasoft Corp. A California Corporation
By:	By:
Name Printed: Antonio T. Pimentel	Name Printed: Andy Khanna
Title:	Title: CEO
By: [signature]	By:
Name Printed: Todd J Graches	Name Printed:
Title: Building Manager	Title:
Address: 2150 Trade Zone Blvd San Jose CA 95131	Address:
Telephone: (408) 313-4346	Telephone:( )
Facsimile: (408) 956-1604	Facsimile:( )
Federal ID No. N/A	Federal ID No.

LESSOR'S BROKER: N/A	LESSEE'S BROKER:
Attn:	Attn:
Address:	Address:
Telephone:( )	Telephone:( )
Facsimile:( )	Facsimile:( )

NOTICE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AIR Commercial Real Estate Association, 800 W 6th Street, Suite 800, Los Angeles, CA 90017. Telephone No. (213) 687-8777. Fax No.: (213) 687-8616.

TG 1-4-2010

on the first of the month in addition to the base rent. The landlords determination is final and non reviewable.

Paragraph 53 is added as follows;

Notwithstanding any other provisions in this agreement, Lessee shall by written notice delivered to Landlord 30 days prior to the date listed below, shall have the right to terminate the lease on such date by the payment at the time of the notice of the following amounts:

Date	**Termination Payment Lease**	**Termination Payment Improvements**	**Total Termination Payment**
February 28, 2011	$4,803	$3,104	$7,803
February 28, 2012	$4,803	$1,552	$6,355

Paragraph 54 s added as follows:

Notwithstanding any other provisions of this agreement, Lessee shall not be liable for any operating costs related to February 2010.

All other terms and conditions of the original lease remain the same.

LANDLORD :

EMI PROPERTY MANAGEMENT, AGENT FOR A. PIMENTEL, B. HELWIG AND THE ESTATE OF EDWIN HELWIG

BY: Todd Gaches

NAME: Todd Gaches

TITLE: Building Manager

TENANT:

______________________________.

FIRST ADDENDUM TO LEASE DATED DECEMBER 29, 2009 BETWEEN A. Pimentel et Al
AND SONA SOFT Corportion, a California Corporation.
Commonly known as Suite 203, 2150 Trade Zone Blvd. San Jose, California 95131

Paragraph 51 is added as follows:

SECTIONS 1.3, 1.5 1.6 and 4.2 ARE AMENDED TO INCLUDE THE FOLLOWING TERMS:

Time Period **Column 1**	**MONTHLY BASE RATE PER SQUARE FOOT** **Column 2**	**MONTHLY ESTIMATED OPERATING EXPENSES PER SQUARE FOOT** **Column 3**	**TOTAL MONTHLY BASE RENT PER SQUARE FOOT.** **Column 2 + Column 3**	**TOTAL RENT Per Month**
March 1, 2010 to February 28, 2011	$.19	$.65	$.84	$2,716
March 1, 2011 to February 28, 2012	$.30	.70	$1.0	$3,233
March 1, 2012 to February 28, 2013	$.75	.75	$1.50	$4,850

Paragraph 52 is added as follows:

Tenant agrees to provide the landlord with a list of electronic equipment used on the premises and its listed amperage. The Landlord will compute the tenant's amount of electrical usage based on the estimated hours the equipment is in use and the average kilowatt charged the building. The estimated allowance for utility usage is $300. Each month the Landlord will allocate the utility bills paid for that month to each tenant based on the tenant's rentable square feet as a percentage of the total rentable square feet. If the allocated amount exceeds the utility allowance set forth in this paragraph, then the tenant agrees to pay the additional amount as monthly as a pass through of costs payable